U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                           Post-Effective Amendment #3

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 LCS, Golf, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   11-3200338
                      (I.R.S. Employer Identification No.)

       809 North Dixie Highway, Suite 200, West Palm Beach, Florida 33401
               (Address of principal executive offices) (Zip Code)

                                 (561) 835-8484
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001


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                                TABLE OF CONTENTS
                                     Part I


Item 1.  Description of Business..............................................3

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation.......................................11

Item 3.  Description of Property.............................................14

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management......................................14

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons........................................16

Item 6.  Executive Compensation..............................................18

Item 7.  Certain Relationships and Related Transactions......................19

Item 8.  Description of Securities...........................................20

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters................20

Item 2.  Legal Proceedings...................................................21

Item 3.  Changes in and Disagreements with Accountants.......................21

Item 4.  Recent Sales of Unregistered Securities.............................22

Item 5.  Indemnification of Directors and Officers...........................27

                                    Part F/S

Financial Statements.........................................................28

                                    Part III

Item 1.  Index to Exhibits...................................................83

Signatures...................................................................84



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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

To simplify the language in this registration statement, references to "We," "Us" or "LCS Golf" refer to LCS Golf, Inc. and its subsidiaries.

Business Development.

We were incorporated in the State of Delaware on October 8, 1997 as Linkun Enterprise, Inc. to design and distribute golf clubs and golf related products. On October 27, 1997, we changed our name to LCS Golf, Inc.

On October 28, 1997, LCS Golf, Inc. a New York Corporation (hereinafter "LCS New York") was merged into our Company and we were the surviving company. Pursuant to the merger, we exchanged nine hundred eighty thousand nine hundred and four (980,904) shares of our common stock for all of the issued and outstanding shares of LCS New York on a one-share for one-share basis.

We entered into this transaction to obtain the name LCS Golf, Inc. Prior to this transaction, our officers and directors had no affiliation with LCS Golf, Inc. New York.

On May 1, 1998, we acquired Golf Universe, Inc., which became our wholly owned subsidiary. Golf Universe, Inc. was incorporated in the state of Florida on October 23, 1996. We acquired all of the outstanding stock in Golf Universe in exchange for the following consideration:

      o 400,000 shares of our common stock issued to Golf Universe's shareholders,
      o A promissory note for $100,000, which we paid prior to February 28, 1999, and
      o     Expenses of $16,750 associated with the transaction

We entered into this transaction to acquire Golf Universe's plans for development of a golf related website. Prior to this transaction, our officers or directors had no affiliation with Golf Universe.


On November 17, 1998, we entered into a stock purchase agreement with Milton Besen who controlled all of the issued and outstanding common stock of Mr. B III, Inc. ("B III"). B III was incorporated in the state of Florida on September 3, 1996. In this transaction, we exchanged 150,000 shares of our common stock and $250,000 for all of the issued and outstanding shares of B III. In completing the transaction we also issued an additional 150,000 shares of our common stock for expenses related to the acquisition. B III became our wholly owned subsidiary. We entered into this transaction to acquire B III's manufacturing operations. Prior to this transaction, our officers and directors had no affiliation with B III.


On January 26, 1999, we entered into a common stock purchase agreement with Alex Bruni, the holder of 100% of the issued and outstanding shares of Play Golf Now, Inc. Play Golf was incorporated on


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November 27, 1998 in the state of New York. We acquired all of the issued and outstanding shares of Play Golf in exchange for:

      o     350,000 shares of our common stock issued to Mr. Bruni,


      o An unconditional option issued to Mr. Bruni to purchase an additional 200,000 shares of our common stock at a purchase price of $0.50 per share that may be exercised in whole or in part on or before January 25, 2001.


Play Golf Now then became our wholly owned subsidiary. We entered into this transaction to acquire Play Golf's golf membership discount program, consisting of a network of golf courses, driving ranges, and pro shops offering discounted rates to Play Golf's members. Prior to this transaction, our officers and directors had no affiliation with Play Golf.

On February 15, 1999, we entered into a common stock purchase agreement with Leigh Ann Colguhoun, the holder of 100% of the issued and outstanding shares of Golfpromo, Inc. Golfpromo was incorporated in the state of Florida on February 10, 1999. We acquired all of the issued and outstanding shares of Golfpromo in exchange for 350,000 shares of our common stock. Golfpromo then became our wholly owned subsidiary. We entered into this transaction to acquire Golfpromo's mailing database list of golfers. Prior to this transaction, our officers and directors had no affiliation with Golfpromo.

On August 27, 1999, we incorporated I Fusion Corp. as our wholly owned subsidiary, to provide both Internet and traditional and marketing services.

Business of Issuer.

We sell products and offer information over the Internet through our five wholly owned subsidiaries:

      o     Golf Universe
      o     B III
      o     Play Golf
      o     Golf Promo
      o     iFusion

Internet Operations.

Golf Universe.com

o Golfuniverse.com has been operational since March of 1999 and currently averages approximately 150,000 hits per day. Golfuniverse.com delivers information and details on over 24,000 golf courses located world wide and over 10,000 golf related businesses as well as other golf related data and information.

o The Golf Universe site offers an online pro shop, where golf-related products and services are sold through third party vendors. The website offers products and services from major golf equipment manufacturers, apparel designers, and other golf related manufacturers. Consumers can purchase items from exclusive resorts such as Doral, PGA National and Pebble Beach. We obtain commissions when site visitors purchase products, reserve tee times, and make travel plans online.


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      Our commissions on these transactions range from 12% to 20% depending on the vendor, type and amount of reservation or sale.

o The Golf Universe site offers a Golf Universe Preferred Members Club that provides members discounts on golf services and products. Through alliances with Choice Hotels International, Avis(R), Alamo(R), Budget(R), National(R) and Nike Golf Schools, the Club offers members discounts at over 2000 golf courses, resorts, practice facilities, as well as equipment and apparel through the Online Pro Shop. We plan to develop benefits for Club members such as a monthly online newsletter, a bi-monthly magazine, a Recreation Directory, savings on condo rentals, short notice airfare savings, vacation package savings, discounts on cruises, motor home savings and skiing discounts. We do not have written contracts with out named allies.

      The Company intends to provide discounts by purchasing discount books providing golf and hotel discounts from vendors and issuing these books to new members as they subscribe to our members' program. The vendors that we purchase the books from will deliver the discount books to our members. We will not carry any inventory of these discount books

ifusionco.com

iFusionco.com is a full-service Internet marketing company that provides the following services:

o     creative and concept development;
o     national marketing program implementation and management;
o     corporate and package development;
o     sweepstaking, and couponing;

iFusion generates revenues from monthly retainers, subcontract work, and per project work.

Targetmails.com is a website operated by iFusion, which utilizes our databases. Our database of golfers includes:

o     in excess of 4.2 million email addresses:
o     1.8 permission email addresses,
o     2 million physical mail addresses,
o     24,000 golf course names and addresses; and
o     over 15,000 golf retailers and pro shops.

Additionally, we have databases of individuals associated with the travel, healthcare, and investment industries. The databases in the healthcare and investment industries are an extension of our existing golfers database. By segregating the demographics and interests of our golfers into new databases, we create databases of individuals who are interested in receiving information about healthcare or investments. Tailoring our databases to specific interests allows us to create additional revenues by increasing the population of users to whom we can market our services. For example, advertisers and researchers may rent our healthcare and investment industry databases.

With our diverse databases:


o we are able to direct market specific GolfUniverse and Preferred Club products and services
o rent the database to advertisers, researchers, and golf industry consumers; and
o and increase traffic to the GolfUniverse.com and Wall StreetGolf.com web sites through the targetmails.com website.


Golfpromo.net and playgolfnow.com are used principally as links to our other web-sites.

B III

We formerly designed and manufactured consumer products through B III, but we ceased our manufacturing operations in November of 1999. We are planning to sell B III therapeutic magnet products and specialty pillows on our websites. The manufacturing of our products is done by Allied Packaging and Manufacturing. Allied will be using B III's manufacturing equipment to produce these


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product lines. We are in the process of negotiating a formal agreement for the manufacturing of these products. Until a manufacturing agreement is executed, we compensate Allied on a per project basis.

Namath Agreement.


In December 1998, we entered into a ten-year agreement with Mr. Joe Namath providing that for six days a year Mr. Namath will produce infomercials containing his endorsement of B III's therapeutic magnet products. This agreement expires on December 1, 2008. Mr. Namath was paid consideration of 600,000 shares of our common stock with a market value of approximately $587,000 and $25,000 upon the signing of the agreement. Additionally, Mr. Namath is to receive royalties of 5% of the gross sales price of all endorsed products sold. To date, Mr. Namath has received no royalty payments. We also paid 600,000 shares of our common stock to Mr. Namath's licenser, Planned Licensing, Inc., valued at approximately $587,000 as consideration for the use of Mr. Namath's services. In addition we issued 600,000 shares of our common stock with a market value of $388,000 for expenses.


Suppliers and Consumer Base.

We are not dependent upon suppliers of raw materials or upon any single customer. We maintain no inventory. We do not sell any of or own products on our Golf Universe website and we maintain no inventory. We provide links to the websites of vendors who sell their own products on their websites. All shipping and credit card transactions are processed by the vendors whose products are displayed.

Competition for our Internet Operations.

We compete with consumer products and specialty retail businesses with physical locations as well as with other websites selling products similar to ours. Our leading competitors include retail stores such as Target stores, Wal-Mart Stores, Inc., and other physical store locations that sell golf related products. We attempt to compete on the basis of content, quality, uniqueness, pricing, assortment of our merchandise, brand name, service to customers, and proprietary customer lists.

Government Approval and Compliance with Governmental Regulation.

We will not collect sales or other similar taxes from goods sold on our website except where required by law. Some states or the federal government may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate online commerce. Proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

Due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted, covering privacy, pricing, and quality of products and services regarding the Internet. The growth of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on our business. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products or increase our cost of doing business, results of operations and financial condition.

We sell our products and services to numerous consumers residing in such states and jurisdictions that may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do


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so could subject us to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Agreements.

      On February 16, 2000, we entered into a series of related agreements with Quintel Communications, Inc. ("Quintel"), including a loan agreement to borrow $500,000 from Quintel in the form of a convertible promissory note. The promissory note is secured by our database of information. The note bears interest at a variable rate not to exceed 14%. The note was due on demand any time after August 16, 2000. Quintel may have converted the remaining principal into shares of our common stock and such shares would have had registration rights as set forth in a registration rights agreement. Further, any additional shares issued upon conversion of the debt are protected by anti-dilution provisions, subject to our right to repurchase any shares issued under such anti-dilution provisions at $1.00 per share, which repurchase right may be used once in twelve months from the date of the agreement.

      On the same date, we entered into a marketing agreement and licensing agreement with Quintel. As consideration for providing marketing services for a period of two years, we issued options (valued at approximately $139,000 using the Black-Scholes Model. The model enables us to estimate the fair value of stock options granted because it takes into account, as of the grant date of the option; i) the exercise price; ii) the expected life of the option; iii) the current price of the underlying common stock; iv) the stock's expected volatility; v) the expected dividends; and vi) the risk free interest rate for the expected term of the option) to purchase 200,000 shares of our common stock. Options to purchase 100,000 shares are exercisable for a period of two years from issuance at $1.00 per share and options to purchase 100,000 shares are exercisable for a period of two years from issuance at $2.00 per share. The shares underlying these options have registration rights as described in the registration rights agreement discussed above.

      Under the licensing agreement, Quintel acquired a license to use our database of information in exchange for payment of $5,000 per month. If we default under the loan agreement, Quintel may credit this monthly amount towards any amounts in arrears under the terms of the loan agreement. The licensing agreement is for a term of ten years with an option to renew for an additional five years.

      On August 7, 2000 following certain disagreements concerning Quintel's use of our database, we entered into a forbearance agreement and amendment of our security agreement with Quintel. Quintel acknowledged receipt of a $50,000.00 payment against the principal balance of $500,000 due on the convertible note, funded personally by Dr. Mitchell. The related note was amended to provide for payment upon written demand. If there is a default under the terms of the forbearance agreement or the note, the interest rate will equal the prime rate as defined in the note plus 4% not to exceed fourteen(14%)percent. Until payment of all amounts due under the note are made, amendment #1 to the security agreement requires us to pay fifty percent (50%) of the collections received for accounts receivable outstanding as of August 10, 2000, and twenty-five percent (25%) of collections for all new accounts receivable, within five days. Payment is to be credited against amounts due under the note, first to interest, then to principal. Quintel also receives 50% of all other cash receipts including additional loans, cash equivalents and marketable securities generated by us from any source whatsoever until payment in full of the amounts due under the note. The security agreement filed February 22, 2000 was amended to include all accounts of LCS Golf and all securities or guarantees held by us in respect of the accounts and all account proceeds. In addition, Dr. Mitchell, President and CEO of LCS Golf, executed and delivered a guarantee on August 7, 2000 of up to $250,000.00 on the note.

      Quintel agreed to forbear from demanding payment of the note or commencing any action against us as long as Quintel receives at least $10,000.00 per month in payment of principal and interest on the Note, or collections of the accounts or from the guarantor, and we generate gross revenues of at least $75,000.00 per calendar month from the normal conduct of business.


      On August 8, 2000 American Warrant Partners, LLC ("American Warrant")invested $300,000.00 in our Company. We issued an 8% convertible subordinated promissory note to American Warrant with a maturity date for the principal of August 8, 2002. The note is convertible into our common stock at $0.25 per share, subject to adjustment, which resulted in a discount of the note of approximately $225,000 which will be amortized over the term of the note or until the date of conversion, whichever is sooner. Interest is payable on a quarterly basis commencing September 30, 2000. We also issued to American Warrant a warrant expiring on August 8, 2005 to purchase up to 600,000 shares of our common stock, at the exercise price of $0.40 per share, to be exercised in



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whole or in part. The value of this warrant at grant date, utilizing the
Black-Scholes option pricing model, was approximately $260,000. The assumptions used in determining the value was an expected volatility of 227%, an average interest rate of 6.06% per annum and an expected holding period of five years. The value of this warrant will be amortized over five years or shorter if exercised. In order to elect to exercise the warrant at the share price computed using the formula in the warrant agreement, American Warrant must deliver the warrant and a written notice of election to exercise the warrant to us. In addition, we entered into a registration rights agreement in which we promise to register the shares with the Commission as soon as reasonably practicable, but in no event later than September 15, 2000. To date, no such Registration Statement has been filed. Certain officers and directors of the Company agreed to a lock-up provision restricting their right to sell, transfer, pledge or hypothecate or otherwise encumber their shares until the earlier of the one year anniversary of the agreement, the effective date of the Registration Statement, or until we raise $1,000,000 in equity or debt financing. We also agreed that without prior written consent, until the earlier of 85% of the principal balance and interest is paid or converted to common stock, or 180 days from the date of the warrant agreement, we will not offer to sell or sell any of our common stock at a price per share (or conversion or exercise price per share) less than the average closing price per share of our common stock as quoted by the OTC Electronic Bulletin Board on the five days immediately prior to the close of the transaction. We also agreed to recommend and use our best efforts to elect a designee and representative of American Warrant as a member of the Board of Directors until the later of one year from the date of the agreement or until such time we receive $1,000,000 in equity or debt financing.


Debt in Default

      The American Warrant investment of $300,000 placed us in default of the forbearance agreement that we signed with Quintel because we did not in turn remit fifty percent of the cash proceeds as required under the agreement. On August 30, 2000, Dr. Mitchell agreed to fund personally two payments of $50,000 each towards principal and interest on the Quintel loan. We also changed to 50% instead of 25% of receipts from new accounts receivable that are payable to Quintel under the amended security agreement.

Intellectual Property.

Through our acquisition of B III, we own patent serial number 29/073.138 to a product sold under the label "Adorables," that is an animal pillow with a pouch. We have not sought trademark registration of the "Adorables" name with the U.S. Patent & Trademark Office. Golf Universe has registered the following domain names:

      o     golfuniverse.com                    o     skiuniverse.com
      o     golfpromo.net                       o     universe-online.com
      o     ifusionco.com                       o     ifusionco.net
      o     playgolfnow.com                     o     junior-golf.com
      o     targetmails.com                     o     mygolfuniverse.com
      o     wallstreetgolf.com                  o     freeis4me.com


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      o     lcsgolf.com                         o     golfuniverse-online.com

Research and Development.

We have conducted no research and development in the past two (2) fiscal years.

Status of Publicly Announced New Products or Services.

We have no publicly announced new products or services.

Employees.

LCS Golf and its subsidiaries have 15 full-time employees, and a total of 15 employees.

Risk Factors.

We Are In Default of a Senior Secured Loan Which May Cause Us to Curtail or Cease Operations.

Our failure to remit 50% of the cash proceeds from the American Warrant transaction to Quintel resulted in a default under the forbearance agreement with Quintel. If Quintel elects to pursue its remedies under the forbearance agreement and we are unable to reach an amicable resolution with Quintel, we may have to curtail or cease operations unless we are able to obtain additional financing. Even if we do reach an amicable resolution with Quintel which we have no reason to believe such resolution is possible, and continue operations, our efforts to satisfy continuing obligations under the Quintel agreements will significantly impact our cash flow. Pursuant to arrangements with Quintel, we increased the percentage of receipts which we must remit from new accounts receivable from 25% to 50% which will significantly impact on our cash flow until such time as we are able to make payment in full under the Quintel agreement.

Our Financial Condition is Poor and We May Be Unable to Continue as a Going Concern.


Our operations have been dependent upon short-term borrowing and other funding resources. From March 1, 1999 through November 30, 1999, our president has made additional net advances of approximately $261,000. Our independent auditors report on our consolidated financial statements for the year ended February 28, 1999, raises substantial doubt as to our ability to continue as a going concern. Our financial statements show an accumulated deficit of $6,241,901. We expect to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least the year 2000. We expect to significantly increase our operating expenses as a result of expanding our sales and marketing, product development and administrative operations and developing new strategic relationships to promote our future growth. As a result, we will need to generate increased sales to meet these expenses and to achieve profitability. In addition, due to our default under the agreement with Quintel, we must now remit 50% of all accounts receivable to Quintel which will further significantly reduce our cash flow. Therefore, an investment should not be made in our securities unless an investor is prepared to lose his or her entire investment.


We Recently Redirected Our Strategic Focus; Therefore Our Recent Operating Results Are Not Comparable to Our Results for Prior Periods

We were founded in 1997 to design and distribute golf clubs and related products. In early 1999, we began to provide permission email and Internet services. For the nine months ended November 30, 1999, permission email marketing services represented 40% of our revenue, compared to 0% in the nine months ended November 30, 1998. Accordingly, our operating results since the year ended February 28, 1999 are not comparable to our results for prior periods. We cannot be certain that our business strategy will be successful, or that we will adequately address these risks.

We Have Only Been In Existence For a Short Time Period; Therefore, You May Not Be Able to Assess Our Business for Investment Purposes.

Because our business has been in existence only since October 1997, you may not be able to assess our future performance.

We May Not Be Able to Obtain Funds From Other Funding Sources to Stay In
Business.

If our revenues are not sufficient to continue our business, we may have to seek other funding. If we are unable to obtain any such funding, our ability to continue in business will be negatively impacted.


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Our Management May Not Have the Requisite Experience or be Unable to Devote the
Time Necessary to Develop Our Business.

Our management has little experience in managing Internet based companies. Such inexperience could hinder our ability to fully develop our business. Although our Chief Executive Officer works full-time for us, his employment agreement with LCS Golf requires him to devote a minimum of only twenty hours per week to our operations. Our management's inability to devote their full attention to our business, could effect our growth and sales.

The Golf Industry is Highly Seasonal and Subject to Fluctuations.

The majority of golf sales occur during warmer weather. Therefore, our revenues may be higher during the golf season. If we are unable to effectively develop marketing strategies that account for decreased sales during these months, we may not generate sufficient sales during certain financial quarters to be profitable. In addition, due to such seasonal fluctuations, our quarterly results may not be indicative of our future earnings.

Our Revenues May be Negatively Affected by Internet Security Risks.

We are dependent upon encryption and authentication technology to provide security to effect secure transmission of confidential data and information. There is no assurance that new technological discoveries will not result in compromises to our security. If our security is compromised, we could be subject to litigation and our business reputation could be negatively impacted.

Our Success is Dependent Upon Broad Market Acceptance of Permission Email Marketing Services.

We do not know if our products and services will be successful. The market for permission email marketing services is in its infancy, and we are not certain whether our target customers will widely adopt and deploy this technology. Even if they do so, they may not choose our products for technical, cost, support or other reasons. Adoption of permission email marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing.

If We Fail to Develop and Maintain Our Sales, Marketing, and Support Organization and Relationships With Our Network Partners and Third Party List Managers, Our Growth Will Be Limited.

We must continue to maintain and expand our relationships with network partners who provide us with access to permission email lists. We began to enter into agreements with our network partners in the first quarter of 1999. These contracts are generally short-term, ranging from a one-time project to an initial term of six months. In accordance with these contracts, we provide our network partners with tracking services and generate revenues by reselling the permission email lists to direct marketers. Our network partners receive a percentage of our revenues from such resale. We cannot assure that the growth of our business as a result of our entering into these agreements will be sufficient to meet our expectations for sales growth and profitability.

We also have our proprietary lists, which include the majority of the email addresses used in our operations. We complement our lists through reseller arrangements with network partners, under which we pay a fixed fee for nonexclusive use of their list for a specific campaign. These network partners are


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not contractually obligated to provide us with access to their lists. If we fail to maintain or grow our relationships with our network partners, our business could be negatively impacted.

The Loss of Any of Our Executive Officers or Key Personnel Would Likely Have an Adverse Effect on Our Business.

We need to hire a significant number of additional sales, support, marketing and product development personnel to expand our business. If we fail to attract qualified personnel or retain current employees, our sales may not increase and could decline. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. We do not have "key person" life insurance policies covering any of our employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and other similar language. Our actual results could differ materially from those discussed herein. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Factors that could cause or contribute to such differences include, but are not limited to, the risks discussed in "Certain Factors That May Affect Future Results of Operations."

Overview

LCS Golf Inc. is a holding company that provides:

      o permission email direct marketing services through Golfpromo.net and Targetmails.com;
      o     Internet and direct marketing services through Ifusionco.com.
      o     Golf ecommerce, news and information through GolfUniverse.com ; and
      o     discounts on golf services through Playgolfnow.com.




Our manufacturing operations are cyclical in nature. We expect sales to increase during September, October through December and March through May and decrease during January to February and July to August. Additionally, we do not know if our products will be accepted in the marketplace. If the products are not well received by the consumer we will have to decrease our efforts in promoting our manufacturing operation for B III.

The company believes that once our Internet operations are consolidated we can achieve economy of scales within our organization. We expect the Internet golf market along with permission based marketing to be at the forefront of the companies growth.

As we outsourced our manufacturing company B III we expect our revenues and expenses from our manufacturing operations to be minimal in the near future. The company's inability to create a market for its therapeutic magnetic products has left us with little choice but to reduce our focus in this less profitable line of business and concentrate our full efforts into developing our Internet and marketing business.

We believe that by concentrating on our internet and marketing business we can create greater profits and also decrease our cash flow requirements by cutting all of our manufacturing expenses such as inventory, payroll, rent and general overhead items.


The reduction in expenses should allow us to meet our operating budget.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If this occurs, the price of our common stock is likely to decline, perhaps substantially. Factors that may cause fluctuations in our operating results include the following:

      o seasonality of direct marketing expenditures which are typically higher in the second and fourth quarters and lower in the first and third quarters;
      o     the level of market acceptance of our products and services;
      o     delays we may encounter in introducing new products and services;
      o     competitive developments;
      o     demand for advertising on the Internet;
      o     changes in pricing policies and resulting margins;
      o     changes in the growth rate of Internet usage;
      o     the growth rate of our network affiliates;
      o     changes in the mix of products and services sold;
      o changes in the mix of sales channels through which products and services are sold;
      o     costs related to acquisitions of technology or businesses; and
      o economic conditions generally as well as those specific to the Internet and related industries.

We expect that revenue growth in the first and third quarters of each year may be lower than revenue growth in the second and fourth quarters of that and the preceding year. We believe this trend may occur as a result of our customers' annual budgetary, purchasing and sales cycles. In addition, our sales cycle has varied from customer to customer and several customers have taken many months to evaluate our services before making their purchase decisions. To the extent that significant revenues occur earlier than expected, our operating results for later quarters may not compare favorably with operating results from earlier quarters.

      If we cannot obtain adequate funds on acceptable terms, we may be unable to:

      o     fund our capital requirements;

      o     take advantage of strategic opportunities;

      o     respond to competitive pressures; and

      o     develop or enhance our services.

Any of these failures could adversely affect our profitability. If we do not achieve or sustain profitability in the future, we may be unable to continue our operations.

If we fail in our attempts to prevent the distribution of unsolicited bulk email, or spam, our business and reputation may be harmed. Internet service providers, or ISPs, and other organizations devote significant effort to identifying spam and blocking its distribution. Spam-blocking efforts by these groups may also result in the blocking of our clients' legitimate messages. While we do not condone spam, and do not believe we distribute it, each of these groups may set its own definition of what is, and what is not, spam. We have recently been warned by one such group, MAPS, that the failure of certain of our clients to use the subscription management methods advocated by MAPS could result in MAPS listing us as a distributor of spam. Many ISPs use the MAPS listings to identify distributors of email to block. We are currently working with MAPS to resolve the issue. In addition, distribution of our email has been blocked by various ISPs in the past and we anticipate blockages to occur in the future. Spam may contain false email addresses or be generated by the use of false email addresses. Our reputation may be harmed if email addresses with our domain names are used in this manner. Any of these events may cause clients to become dissatisfied with our service and terminate their use of our services.

Results of Operations for the Years ended February 28, 1999 and 1998

Our results of operations for the year ended February 28, 1999 underscores the startup nature of our business. As previously discussed, the company has purchased 4 companies in the fiscal year and is in the process of consolidating its business model. Golf Promo, Play Golf Now and Golf Universe did not have substantial revenues for any of the fiscal quarters for the year ending 2/28/1999; this can be seen by looking at our financial statements indicating revenues of $108,000 for the period ending 2/28/1998 as compared to no revenues in the prior year.

Selling, general and administrative expenses consist primarily of our direct sales force, marketing staff and programs, and related costs for general corporate functions including accounting, legal and shares issued for consulting fees. For the year ended February 28, 1999 and 1998, these expenses were approximately $5,552,000 and $92,000, respectively. These amounts include $5,142,000 and $25,000 of expenses paid with common stock, respectively. The increase over the prior year is principally due to the Company's four acquisitions which were made at various times during the fiscal year ended February 28, 1999, and including their operations from their date of acquisition.

Income Taxes. Because we had no losses since our inception through February 28, 1999, we were not required to record federal or state income taxes. The deferred tax benefit of these net operating losses has been reduced by a 100% valuation allowance.

Results of Operations for the Nine Months Ended November 30, 1999 and 1998

Total sales revenues were approximately $1,665,000 for the nine months ending November 30, 1999, compared with approximately $500 for the year ending November 30, 1998. Our sales revenues for the nine months ended November 30, 1999, consisted of approximately $1,000,000 from manufacturing and $662,000 from the golf related segment.

Cost of Sales. Cost of sales was approximately $1,063,000 for the nine months ending November 30, 1999, compared with $0 for the year ending November 30, 1998. Cost of sales were $985,000 for manufacturing and $78,000 of online and reproduction services and labor.

Selling, General, and Administrative Expenses. Total selling, general, and administrative expenses for the nine months ending November 30, 1999, were approximately $3,701,000 compared to $3,815,267 for the nine months ending November 30, 1998. These amounts include approximately $1,734,000 and $3,706,000 of expenses paid with common stock for the nine months November 30, 1999 and 1998 respectively.

General and administrative expenses were approximately $3,187,000 for the 9 months ended November 1999, pertaining to the following expense areas:

      o     personnel
      o     finance
      o     accounting
      o     legal
      o shares issued for financial consulting services and settlement of claims

Sales and marketing expenses were approximately $514,000 for the nine months ended November 30, 1999, pertaining to the following expense areas:

      o     direct sales force
      o     marketing staff
      o     marketing programs
      o     trade shows
      o     advertising
      o     public relations.

Because we created a direct sales force, increased our marketing expenditures to build our permission email and Internet marketing strategy, and over the next year we will hire additional sales and marketing personnel over the next year, we expect increased sales and marketing expenses.

Interest Expense. Interest expense was approximately $40,000 for the nine months ending November 30, 1999, and consists of interest on debt obligations.

Income Taxes. Because we had no losses since our inception through November 30, 1999, we were not required to record federal or state income taxes. The deferred tax benefit of these net operating losses has been reduced by a 100 % valuation allowance.

Liquidity and Capital Resources

Our revenues consist of fees from providing Internet marketing services, including the delivery of permission email direct marketing messages to members in our network, newsletter-marketing, ecommerce, banner advertising, Internet marketing services and direct marketing campaigns. We have also entered into agreements with several companies to manage and represent their company's database and broker their client's list. These agreements should allow us to realize additional revenues, increased brand awareness and capture additional market shares in the permission based and affinity marketing email communications services.


Our revenues for the twelve months ended February 29, 2000 were $1,909,000 on a consolidated basis, the Internet and marketing services generated $934,000 and the manufacturing component generated $975,000. Our operating expenses (cost of sales and selling, general and administrative expenses) were $4,536,000 for the Internet and marketing services and $1,292,000 for BIII and our other expense, net (interest and write-off of goodwill) was $1,315,000. In an effort to reduce the strain on our cash flow we have outsourced our manufacturing operations at BIII. This change has allowed us to reduce our fixed operating costs. We incurred substantial non cash expenses such as issuance of capital stock for services rendered, amortization of goodwill and write-offs totaling $3,650,000 which did not affect our cash flow position necessary to operate our business.


We are currently in default of the loan agreement with Quintel. We will repay Quintel over a period of time from current sales, cash infusions or loans. Our monthly cash flow position of $65,000 will be greatly affected by the repayment of the loan. We have to pay 50% of our monthly receivables to Quintel, creating a shortfall in our cash flow of $40,000 per month. We may have to arrange short term loans from our CEO, Dr. Michael Mitchell to make up for the deficiencies in cash flow until full repayment is complete. We expect to pay this loan in full once we have received additional funding. Dr. Mitchell has personally guaranteed repayment of up to $250,000.00 of the Quintel loan and has already made payments of $150,000 to Quintel.

We are in the process of addressing the liquidity issues. We are looking to third party investors to raise additional capital to assist us in creating sufficient cash flow to maintain our operations for the next twelve months. The availability of capital is predicated upon becoming a reporting company that is listed on the OTC Bulletin Board. If we are not able to meet the above-mentioned standards, we will raise capital from our Board of Directors and our CEO. We can make no assurances that we will be able to raise capital sufficient to continue as a going concern.

We expect to use additional funding to meet our current operating needs, hire additional sales staff and invest in infrastructure and marketing. We expect revenues to increase proportionally to the utilization of funds, and additional revenues will allow us to maintain a positive cash flow position for the next twelve months. We expect to maintain our fixed cost at a steady rate and we will control our variable cost in proportion to our revenue base. We believe that with an infusion of new capital, a cost control strategy and an increase in revenues, we will be in a position to continue as a going concern. We expect to execute this plan on an ongoing basisi.

If we are unable to raise capital from the sources described above we will reduce our overhead by terminating lines of business that are currently in development or generating inadequate cash flows. We are also prepared to reduce staff to assure a positive cash flow scenario.

ITEM 3. DESCRIPTION OF PROPERTY

We do not own any real property. We lease office space at 809 North Dixie Highway, Suite 200, West Palm Beach, Florida for our internet operations. This space is approximately 5000 square feet. The monthly rental for this premise is $5,000.00 and the term of the lease is three years. This lease expires on August 11, 2002, but provides an option to renew for an additional two years if we are not in default on the terms of the lease.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following tables set forth certain information with respect to the beneficial ownership of our common stock by (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) directors and executive officers both individually and as a group, as of March 31, 2000. Unless otherwise indicated, we believe that the beneficial owner had sole voting and investment power over such shares.

Security Ownership of Certain Beneficial Owners

--------------------------------------------------------------------------------------------------------------------
                                                               Number of Beneficially      Percentage Ownership of
     Title          Name and Address of Beneficial Owner            Owned Shares                    Class
--------------------------------------------------------------------------------------------------------------------
                            Dr. Michael Mitchell
 President                  24 East 12th Street                     4,118,309(1)                   20.30%
 and CEO                    New York, NY 10003
--------------------------------------------------------------------------------------------------------------------

Security Ownership of Management

--------------------------------------------------------------------------------------------------------------------
                                                               Number of Beneficially      Percentage Ownership of
     Title          Name and Address of Beneficial Owner            Owned Shares                    Class
--------------------------------------------------------------------------------------------------------------------
   President                Dr. Michael Mitchell                    4,118,309(1)                   20.30%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    and CEO                 24 East 12th Street
                             New York, NY 10003
--------------------------------------------------------------------------------------------------------------------
                           Mr. John H. Flood, III
    Director                24 East 12th Street                        50,000                       0.25%
                             New York, NY 10003
--------------------------------------------------------------------------------------------------------------------
                             Mr. Don Klosterman
    Director            809 N Dixie Hgwy, Suite 200                    50,000                       0.25%
                         West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                            Mr. Charles Gargano
    Director               633 3rd Ave., 37th Fl.                     250,000                       1.23%
                             New York, NY 10017
--------------------------------------------------------------------------------------------------------------------
                           Mr. Kenneth Greenblatt
    Director            809 N Dixie Hgwy, Suite 200                   100,000                       0.49%
                         West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                            Mr. Lawrence Slavin
    Director                 87 St. Jon's Road                       205,000(3)                     1.01%
                              Wilton, CT 06897
--------------------------------------------------------------------------------------------------------------------
     Chief                       Alex Bruni
   Operating            809 N Dixie Hgwy, Suite 200                  550,000(2)                     2.70%
    Officer              West Palm Beach, FL 33401
--------------------------------------------------------------------------------------------------------------------
                              Mr. James Walsh
    Director                5874 Deerfield Place                      600,000                       2.96%
                            Lake Worth, FL 33463
--------------------------------------------------------------------------------------------------------------------
                  All Executive Officers and Directors as            5,923,309                    28.92%
                             a group (8 people)
--------------------------------------------------------------------------------------------------------------------

(1) This amount includes 200,000 shares earned by Lynn Mitchell, Dr. Mitchell's wife, for services to us.

(2) This amount includes 200,000 shares that may be obtained through January 2001 by Mr. Bruni upon exercise of his outstanding options.

(3) This amount includes 5,000 shares issued to Mr. Slavin's wife for services rendered to us.

Changes in Control.

We are unaware of any arrangements, which may cause a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers.

The following sets forth the names, ages, positions and terms of office of our officers and directors. Our directors are elected annually by the shareholders, and the officers are elected by the board at the first meeting of the board following the annual meeting.

--------------------------------------------------------------------------------------------------------------------
Name                                        Age                      Position                     Term of Office
--------------------------------------------------------------------------------------------------------------------
Dr. Michael Mitchell                         44                 President and CEO                     Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Charles A. Gargano                       64                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Lawrence J. Slavin                       46                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Alex Bruni                               41              Chief Operating Officer                  Annual
--------------------------------------------------------------------------------------------------------------------
Mr. James C. Walsh                           58                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Don Klosterman                           69                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. John H. Flood, III                       49                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------
Mr. Kenneth Greenblatt                       52                      Director                         Annual
--------------------------------------------------------------------------------------------------------------------

Dr. Michael Mitchell

Dr. Mitchell obtained a degree in biology from Jacksonville University in 1976. In 1980, he obtained his M.D. degree from the University of Dominica. From 1985 through the end of 1999, he has been a physician at Greenwich Village Pediatrics. He is board certified in pediatrics and has memberships in the Academy of Pediatrics and the New York County Medical Society. He has now left the practice of pediatrics to devote his full attention to LCS Golf.

Mr. Charles A. Gargano

Mr. Gargano earned his B.S. and M.B.A. degrees from Fairleigh Dickinson University and an M.S. in civil engineering from Manhattan College. He served under Presidents Reagan and Bush as the Ambassador to the Republic of Trinidad and Tobago. Since 1995, Mr. Gargano has served as the Commissioner for the New York State Department of Economic Development, while simultaneously serving his appointment as Chairman of Empire State Development, Inc. Mr. Gargano is a licensed Professional Engineer and a Civil Engineer.

Mr. Lawrence J. Slavin

In 1974, Mr. Slavin received his history degree at Hofstra University. He then received his M.A. in Healthcare Administration at C.W. Post College in 1977. From 1991 through 1996, he worked as

Executive Director and Managing Partner of Hartsdale Diagnostic & Women's Imaging Service in Hartsdale, New York. In 1996, Mr. Slavin became Vice President of Business Development and Marketing at U.S. Management Systems, Inc., a healthcare management service company, where he developed and managed sales and marketing plans for entities in the healthcare industry. In 1998, Mr. Slavin began service as the President of Slavin Consulting, LLC, a healthcare consulting firm in Wilton, Connecticut, where he focuses on the development of strategic growth plans for healthcare related facilities.

Mr. Alex Bruni

Mr. Bruni serves as our Chief Operating Officer. He obtained a BBA in Accounting and a MS in Taxation from Hofstra University. From 1988 through 1998, Mr. Bruni worked at American Express as the Director of International Taxes, managing a staff of five tax accountants while also managing and planning American Express international operations. In addition, Mr. Bruni worked as a tax manager for Nomura Securities from 1986 through 1988 and as a tax specialist for Wertheim Schroder from 1984 through 1986.

Mr. James C. Walsh

Mr. Walsh received his B.S. and J.D. degrees from the University of Alabama. He is admitted to practice law in Louisiana and New York, where he has been practicing since 1966. Mr. Walsh practices in his own firm, specializing in the representation of entertainers and professional athletes. He is also the President of Namanco Productions, Inc. specializing in the marketing and management of athletes. Mr. Walsh is a Director of Sportsline, USA, Inc., a NASDAQ publicly traded company under the symbol "SPLN." This company is an Internet based sports media company.

Mr. Don Klosterman

Mr. Klosterman graduated from Loyola University of Los Angeles in 1952. He is a former Chairman of the Board and currently Director for the public television company NTN (an AMEX company). He also serves as Director for Aldila, a golf shaft manufacturing company traded on NASDAQ, Director for the National Registry, Inc., a software development company traded on NASDAQ, and as a Director of the Bel-Air Country Club.

Mr. John H. Flood, III

Mr. Flood received his A.B in Psychology from Harvard College in 1975. He obtained his J.D. from the University of Virginia School of Law in 1978. Mr. Flood is currently the President of Oldron Sports & Entertainment Company, which does professional sports team marketing and consulting. Prior to his current position, Mr. Flood directed and managed the National Football League Properties, Inc. for eleven years where he held the positions of Director of Legal and Business Affairs, Executive Vice President, General Counsel, and President.

Mr. Kenneth Greenblatt

Mr. Greenblatt has a BBA degree in Finance from the University of Miami. He currently serves as a member of the President's Council of the University of Miami and as a member of the Board of Directors of the Helen Hayes Theatre, in addition to his position with our company. In 1987, Mr. Greenblatt founded Waverly Converting, Inc., a textile company, and served as its President until the company was sold to Missbrenner, Inc. in 1997. Prior to founding Waverly Converting, Inc., Mr. Greenblatt served as Chairman for Guilford Mills Incorporated.

Significant Employees.

Eric Reinertsen was a significant employee of Golf Promo prior to their acquisition and continued his employment with LCS Golf after the acquisition to facilitate a smooth transition with the transfer of control. Mr. Reinertsen's duties with LCS Golf include customer relations and email distribution, which comprise two essential areas of our business. Prior to joining Golf Promo in October of 1997, Mr. Reinertsen served as General Manager for Eric's Outboard, Inc., a company involved in boat sales. Concurrent with his employment with Golfpromo, Inc., Mr. Reinertsen has worked as a national accounts sales manager for Vitarich, Inc., a company involved in production and sales of vitamins.

Other than those mentioned above, we currently have no significant employees.

Family Relationships.

There are no family relationships among our directors, executive officers or persons nominated for such positions.

Involvement in Certain Legal Proceedings.

As of the date of this registration statement, no events have occurred during the past five years, which would be material to an evaluation of the ability or integrity of any director, officer or persons nominated for such positions.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table


------------------------------------------------------------------------------------------------------------------------------------
                                                                                Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                   Annual Compensation                            Awards                  Payouts
------------------------------------------------------------------------------------------------------------------------------------
      (a)           (b)     (C)        (d)            (e)                (f)                (g)             (h)            (i)
------------------------------------------------------------------------------------------------------------------------------------
    Name and                                                         Restricted         Securities        LTIP          All Other
   Principle      Fiscal   Salary     Bonus       Other Annual     Stock Award(s)       Underlying       Payouts      Compensation
    Position       Year      ($)       ($)      Compensation ($)         ($)         Options/SARs (#)      ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
    Michael        1997       0         0              0                  0                  0               0              0
   Mitchell,       1998       0         0              0                  0                  0               0              0
   President       1999       0         0              0             $1,925,000              0               0              0
------------------------------------------------------------------------------------------------------------------------------------

1999 Dr. Michael Mitchell did not receive compensation pursuant to the terms of his employment agreement in fiscal year ended 2/29/00 because the Company operated at a loss. Such compensation has been accrued on our financial statements.

Michael Mitchell, M.D.

On June 1, 1998, we entered into an employment agreement with Dr. Michael Mitchell for his services as our President and Chief Executive Officer. The agreement is for a term of five (5) years. There may be termination for cause ninety (90) days after a written demand for services by our board of directors has been provided. Termination without cause requires at least three (3) months notice to Dr. Mitchell. Dr. Mitchell's duties include all those customary for such positions, as well as any duties reasonably imposed or removed from such customary duties under our discretion. Dr. Mitchell is to perform such services at least twenty (20) hours per week. As consideration for these services, we have agreed to pay Dr. Mitchell an annual salary of two hundred, sixty thousand dollars ($260,000.00) payable in weekly installments of five thousand dollars ($5,000.00). This salary is to be increased each year by at least four percent (4%) during the term of the agreement.

Since we were unable to pay Dr. Mitchell pursuant to the terms of his agreement with us, we issued 2,000,000 restricted shares of our common stock to Dr. Mitchell in January of 1999. Such shares had a market value of $1,925,000 at the time of issuance, based on the trading price of free-trading shares of the same class. Dr. Mitchell's shares were unable and unavailable to be sold at the then prevailing market price per share. Given that the shares were restricted and illiquid, management decided that the shares were equivalent in value to the amounts owed to Dr. Mitchell under the terms of his employment agreement through the end of 1998.

Alex Bruni.

In accordance with the agreement in which we purchased all of the outstanding shares of Play Golf, we agreed to employ Alex Bruni for a period of two-years from May 26, 1999 as Chief Operating Officer of Play Golf and Golf Universe at an annual salary of $104,000 payable in bi-weekly installments.

Eric Reinertsen.

In accordance with the agreement in which we purchased all of the outstanding shares of Golf Promo, we agreed to employ Eric Reinertsen for a period of one-year from the date of the agreement at an annual salary of $60,000 payable in bi-weekly installments. This agreement is renewable at the mutual option of the parties.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In January 1999, as compensation for services rendered under his employment contract for the period from June 1, 1998 through December 31, 1998, we issued Dr. Michael Mitchell, our President and Director, 2,000,000 shares of our common stock valued at $1,925,000. In September of 1998, we issued 200,000 shares of our common stock valued at $75,000 to Lynn Mitchell, wife of Dr. Michael Mitchell, for services rendered to the Company. In addition, Dr. Mitchell periodically makes short-term loans to the Company for operations without specific repayment terms.

Other than those described above, we have no transactions which involved or are planned to involve a direct or indirect interest of a director, nominee, executive officer, 5% shareholder or any family of such parties. We are not a subsidiary of any other company.

ITEM 8. DESCRIPTION OF SECURITIES.

Common Stock.

In General. We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 20,282,225 shares were issued and outstanding as of March 31, 2000. All of the issued and outstanding common stock is fully paid and nonassessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Preemptive Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of our affairs, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Debt Securities.

As of the date of this registration statement, we have no debt securities outstanding.

Other Securities.

As of the date of this registration statement, we have 200,000 options outstanding to Alex Bruni, which are exercisable through January of 2001. In addition, we issued 200,000 options to Quintel Communications, Inc. for their services under a marketing agreement. 100,000 of these options are exercisable at $1.00 per share until February 16, 2002. The remaining 100,000 options are exercisable at $2.00 per share until February 16, 2002. These options have registration rights. We are not authorized to issue preferred stock. We have 50 warrants outstanding, which are each eligible to be exercised for 7 shares at $0.35 per share.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information.

From mid-1998 through January 19, 2000, our common stock was traded on the NASDAQ Over-The-Counter Bulletin Board under the symbol "LCSG." The following chart sets forth the high and low sales prices for each quarter since listing of the Company's common stock.

         1998 Quarter                                High              Low
         ------------                                -----------------------
         July 1 - September 30                       $0.50             $0.20
         October 1 - December 31                     $1.49             $0.25

         1999 Quarter
         ------------
         January 1 - March 31                        $2.75             $0.75
         April 1 - June 30                           $3.62             $2.25
         July 1 - September 30                       $2.625            $1.218
         October 1 - December 31                     $1.625            $0.687

On January 19, 2000, we were de-listed from the Over the Counter Bulletin Board for failure to comply with the new listing standards set forth by the NASD before our phase-in date. Since January 20, 2000, our stock has been quoted in the National Quotation Bureau pink sheets. If we obtain compliance with the NASD listing requirements, we intend to reapply for listing on the Over the Counter Bulletin Board. There is no guarantee that we will ever re-obtain such listing.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Holders.

As of March 31, 2000, there were approximately 425 holders of common stock.

Dividends.

We have not paid a cash dividend on the common stock since the arrival of our current management, and we do not plan at this time to declare dividends. Management anticipates that any funds available will be reinvested in our business. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, capital requirements, and overall financial condition.

ITEM 2. LEGAL PROCEEDINGS

Currently, there are no legal proceedings pending against us. However, from time to time we could be subject to suits arising in the ordinary course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On May 31, 2000, we dismissed our independent auditors, Cornick, Garber & Sandler, LLP ("Cornick") and engaged the firm of Richard A. Eisner & Company LLP ("Eisner") to serve as our new independent auditors. The reason for such dismissal was not due to any disagreement with Cornick , whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditory scope or procedure. Rather, it was because the audit partner most familiar with us recently left Cornick and joined Eisner.

None of Cornick's reports on our financial statements have ever contained an adverse opinion or disclaimer of opinion, or were modified as to audit scope or accounting principles. However, Cornick's audit report on our financial statements as of February 28, 1999 was modified as to a going concern uncertainty.

Our Board of Directors approved the dismissal of Cornick and the appointment of Eisner by unanimous written consent as of May 31, 2000.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On October 14, 1997, we issued 10,279,216 shares of common stock to Linkun Holding Company in exchange for certain assets of Linkun Holding Company.

On October 17, 1997, we transferred these assets to WMF Holding Company in exchange for services valued at $1,500.00.

On October 28, 1997, we issued 850,000 shares of our common stock in our merger with LCS New York.

On May 1, 1998, we issued 400,000 shares of our common stock in our acquisition of Golf Universe.

On November 17, 1998, we issued 150,000 shares of our restricted common stock in our acquisition of B III.

On January 26, 1999, we issued 200,000 shares of our common stock and an option to purchase an additional 200,000 shares of our common stock in our acquisition of Play Golf.

On March 8, 1999, we issued 350,000 shares of our common stock in connection with our acquisition of Golf Promo on February 15, 1999.

The aforementioned share issuances were all made in reliance upon the exemption from registration provided in Section 4(2) of the Securities Act of 1933, as amended. We believe the exemption from registration in Section 4(2) of the Securities Act was available because the transactions did not involve a public offering. No commissions were paid in any of these transactions.

We issued the following securities in reliance up on the exemption provided in Rule 504 of Regulation D, of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

On September 21, 1998, we issued 905,000 shares of our common stock for Consulting and Business Services rendered to us.

On October 6, 1998, we issued 42,000 shares of our common stock for Legal and Administrative Services rendered to us.

On October 15, 1998, we issued 18,000 shares of our common stock for Legal Services rendered to us.

On October 22, 1998, we issued 137,000 shares of our common stock for Legal and Management Services rendered to us.

On November 3, 1998, we issued 34,200 shares of our common stock for Legal Services rendered to us.

On November 12, 1998, we issued 35,000 shares of our common stock for Consulting Services rendered to us.

On November 15, 1998, we issued 16,500 shares of our common stock for Legal Services rendered to us.

On November 19, 1998, we issued 50,000 shares of our common stock for Consulting Services rendered to us.

On November 23, 1998, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On November 30, 1998, we issued 11,800 shares of our common stock for Legal Services rendered to us.

On December 1, 1998, we completed the sale of 200,000 units, each comprised of 1 share of common stock and 2 warrants for the purchase 7 shares of common stock at an exercise price of $0.35, at $0.10 per unit pursuant to an offering under Rule 504 of Regulation D of the Securities Act. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions. No commission was paid with respect to the offering, as the shares were sold by our officers and directors. We raised $993,752.50 in cash proceeds from the offering.

On December 7, 1998, we issued 125,000 shares of our common stock for Consulting Services rendered to us.

On December 9, 1998, we issued 350,000 shares of our common stock for Consulting Services rendered to us.

On December 10, 1998, we issued 11,100 shares of our common stock for Legal Services rendered to us.

On December 11, 1998, we issued 55,000 shares of our common stock for Consulting Services rendered to us.

On December 15, 1998, we issued 400,000 shares of our common stock for payment of a Licensing Fee due from us.

On December 16, 1998, we issued 7,000 shares of our common stock for Legal Services rendered to us.

On December 21, 1998, we issued 7,200 shares of our common stock for Legal Services rendered to us

On December 22, 1998, we issued 35,000 shares of our common stock for Management Services rendered to us.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve month period. No commissions were paid in these transactions.

On January 26, 1999, we issued 25,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 20,000 shares of our common stock for Legal Services rendered to us.

On March 1, 1999, we issued 175,000 shares of our common stock for Public Relations and Consulting Services rendered to us.

On March 3, 1999, we issued 20,000 shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 7,500 shares of our common stock for Legal Services rendered to us.

On April 9, 1999, we issued 115,000 shares of our common stock for Legal Services rendered for the Company.

On April 21, 1999, we issued 50,000 shares of our common stock for Legal Services rendered for the Company.

The aforementioned securities were issued in reliance on Rule 504 of Regulation D promulgated under the Securities Act, as amended. Our basis for claiming this exemption is i) we were not a reporting company at the time of the transactions;
ii) we were not an investment company; iii) we were not a development stage company without a specific plan of business or purpose; and iv) we did not receive aggregate proceeds of more than $1,000,000 in a twelve-month period. No commissions were paid in these transactions.

We issued the following securities in reliance up on the exemption provided in
Section 4(2) of the Securities Act. We believed that this exemption was available in each of the above transactions, as they did not involve a public offering. No commissions were paid in these transactions.

On September 21, 1998, we issued 120,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On October 23, 1998, we issued 15,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On November 6, 1998, we issued 35,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 7, 1998, we issued 75,000 restricted shares of our common stock for the repayment of debt owed by us.

On December 11, 1998, we issued 115,000 restricted shares of our common stock for Business Consulting Services rendered to us.

On December 15, 1998, we issued 200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On December 21, 1998, we issued 110,000 restricted shares of our common stock for Consulting Services rendered to us.

On January 4, 1999, we issued 15,000 restricted shares of our common stock for Public Relations Services rendered to us.

On January 5, 1999, we issued 2,000,000 restricted shares of our common stock to our President, Dr. Michael Mitchell, in lieu of compensation for services rendered to us.

On January 7, 1999, we issued 1,200,000 restricted shares of our common stock as payment of a Licensing Fee due by us.

On January 26, 1999, we issued 1,015,000 restricted shares of our common stock for various Consulting Services rendered to us.

On February 17, 1999, we issued 265,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 1, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 4, 1999, we issued 20,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 8, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On March 25, 1999, we issued 80,000 restricted shares of our common stock for Consulting Services rendered to us.

On April 9, 1999, we issued 15,000 restricted shares of our common stock for Administrative Services rendered to us.

On May 21, 1999, we issued 30,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 1, 1999, we issued 50,000 restricted shares of our common stock for Consulting Services rendered to us.

On June 24, 1999, we issued 125,000 restricted shares of our common stock for Executive Services rendered to us.

On June 28, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On July 27, 1999, we issued 200,000 restricted shares of our common stock for Consulting Services rendered to us.

On August 23, 1999, we issued 275,000 restricted shares of our common stock for Consulting Services rendered to us.

On September 23, 1999, we issued 3,000 restricted shares of our common stock for Consulting Services rendered to us.

On October 28, 1999, we issued 200,000 restricted shares of our common stock for settlement of an employment dispute.

On November 30, 1999, we issued 50,000 restricted shares of our common stock for management services rendered to us.

On December 1, 1999, we issued 55,000 restricted shares of our common stock for management services rendered to us.

On December 6, 1999, we issued 25,000 restricted shares of our common stock for management services rendered to us.

On December 17, 1999, we issued 82,500 restricted shares of our common stock for employee services rendered to us.


On January 13, 2000, we issued 170,000 restricted shares of our common stock for settlement of an employment dispute.

On February 6, 2000, we issued 200,000 restricted shares of our common stock for financial consulting services rendered to us.

On February 11, 2000, we issued 75,000 restricted shares of our common stock for management services rendered to us.

On March 21, 2000, we issued 150,000 restricted shares of our common stock for management services rendered to us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our bylaws provide that we shall indemnify each of our directors and officers against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                    PART F/S

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1998 AND 1999

                         LCS GOLF, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           FEBRUARY 28, 1998 AND 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Reports                                                1-2

Consolidated Balance Sheets
 as at February 28, 1999 and November 30, 1999                                3

Consolidated Statements of Operations
 for the Years Ended February 28, 1998 and 1999
 and the Nine Months Ended November 30, 1998 and 1999                         4

Consolidated Statements of Changes in Stockholders' Equity
 for the Years Ended February 28, 1998 and 1999 and the
 Nine Months Ended November 30, 1999                                          5

Consolidated Statements of Cash Flows                                         7
 for the Years Ended February 28, 1998 and 1999
 and the Nine Months Ended November 30, 1998 and 1999

Notes to Consolidated Financial Statements                                    9

                          Independent Auditors' Report

To the Shareholders
LCS Golf, Inc.

      We have audited the accompanying consolidated balance sheet of LCS GOLF, INC. AND SUBSIDIARIES as at February 28, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCS Golf, Inc. and Subsidiaries as at February 28, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred significant losses from operations for the year ended February 28, 1999 and has relied on loans from its major stockholder. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ CORNICK GARBER & SANDLER, LLP
                                        ----------------------------------------
                                            CERTIFIED PUBLIC ACCOUNTANTS


New York, New York
September 1, 1999

                          Independent Auditors' Report

LCS Golf, Inc.
New York, New York

      We have audited the accompanying statements of operations, stockholders' equity and cash flows of LCS Golf, Inc. for the year ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LCS Golf, Inc. for the year ended February 28, 1998 in conformity with generally accepted accounting principles.

                                        /s/ J.T. SHULMAN & COMPANY, P.C.
                                        --------------------------------
                                            CERTIFIED PUBLIC ACCOUNTANTS

Carle Place, New York
May 19, 1998
With respect to Note A,

October 24, 2000

                         LCS GOLF, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                   February 28,    November 30,
                                                       1999            1999
                                                   ------------    ------------
                            ASSETS                                 (Unaudited)

Current assets:
  Cash                                             $  289,029     $    2,727
  Accounts receivable (Note C)                                       164,417
  Due from factor (Note C)                             94,584         53,064
  Inventory (Note D)                                   73,377         87,739
  Prepaid and other current assets                    335,617         23,919
  Loans to stockholder - officer (Note E)              26,515
                                                   ----------     ----------

         Total current assets                         819,122        331,866

Fixed assets - at cost, less accumulated
  depreciation and amortization (Note F)               43,050         83,373

Prepaid license fee (Note G)                        1,546,912      1,427,918

Intangible assets (Note A)                          1,522,886      1,405,523

Security deposits                                      10,200         18,000

                                                   ----------     ----------

         TOTAL                                     $3,942,170     $3,266,680
                                                   ==========     ==========

            The notes to financial statements are made a part hereof.

                                                     February 28,   November 30,
                                                         1999           1999
                                                     ------------   ------------
                                   LIABILITIES                       (Unaudited)

Current liabilities:
  Cash overdraft                                                     $    3,127
  Accounts payable and accrued expenses              $   156,762        532,919
  Notes payable                                                          50,000
  Loans from officer/stockholder (Note E)                               260,746
  Other current liabilities                               41,928         71,002
                                                     -----------    -----------
           Current liabilities before liabilities
             subsequently paid with common stock         198,690        917,794
                                                     -----------    -----------
Liabilities subsequently paid with common
  stock (Notes I and L)                                1,830,796        224,783
                                                     -----------    -----------
Commitments (Notes H and I)

                              STOCKHOLDERS' EQUITY
                           (Notes A, B, G, H, I and L)

Common stock - $.001 par value each -
  authorized 50,000,000 shares; issued and
  outstanding 17,519,225 shares at February 28,
  1999 and 19,524,725 shares at November 30, 1999         17,519         19,525


Additional paid-in capital                             8,137,066     11,475,567
Deficit                                               (6,241,901)    (9,370,989)
                                                     -----------    -----------

           Total stockholders' equity                  1,912,684      2,124,103
                                                     -----------    -----------
           TOTAL                                     $ 3,942,170    $ 3,266,680
                                                     ===========    ===========

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Year Ended                 Nine Months Ended
                                                  February 28,                   November 30,
                                         ----------------------------    ----------------------------
                                             1998            1999            1998            1999
                                         ------------    ------------    ------------    ------------
                                                                                 (Unaudited)
Sales                                                    $    107,840    $        509    $  1,664,795

Cost of sales                                                 191,872                       1,063,016
                                                         ------------    ------------    ------------
Gross profit (loss)                                           (84,032)            509         601,779


Selling, general and administrative
  expenses (includes $25,000,
  $5,141,680, $3,706,411 and
  $1,734,495, respectively, of
  expenses paid with common stock)       $     92,184       5,551,559       3,815,267       3,701,127
                                         ------------    ------------    ------------    ------------
(Loss) from operations                        (92,184)     (5,635,591)     (3,814,758)     (3,099,348)


Other income (expense):
  Other income                                                 22,910          23,720           8,663
  Interest income                                                                               1,282
  Interest expense                             (2,204)         (5,602)         (1,121)        (39,685)
                                         ------------    ------------    ------------    ------------


NET (LOSS)                               $    (94,388)   $ (5,618,283)   $ (3,792,159)   $ (3,129,088)
                                         ============    ============    ============    ============

Basic and diluted net (loss) per share   $       (.03)   $       (.63)   $       (.55)   $       (.16)
                                         ============    ============    ============    ============


Weighted average number of
    shares outstanding                      3,615,735       8,961,285       6,955,885      18,968,875
                                         ============    ============    ============    ============

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
             AND THE NINE MONTHS ENDED NOVEMBER 30, 1999 (UNAUDITED)
                           (NOTES A, B, G, H, I AND L)


                                                                                                                        Total
                                                                                                                    Stockholders'
                                                                   Common Shares         Additional                    Equity
                                                            -------------------------      Paid-in                    (Capital
                                                                Shares        Amount       Capital       Deficit     Deficiency)
                                                            -----------    ----------    ----------    ----------    -----------
Balances - March 1, 1997:
  As previously reported                                        988,250    $    988      $  276,268    $ (405,526)   $ (128,270)
  Adjustment of prior year's expenses                                                                    (123,704)     (123,704)
                                                            -----------    --------      ----------    ----------    ----------
  As adjusted                                                   988,250         988         276,268      (529,230)     (251,974)
Additional shares provided to existing
  shareholders prior to recapitalization                        364,750         365            (365)
Recapitalization:
  Adjustment to reflect reverse merger                          980,904         981            (981)

  Common stock issued in exchange for services
    rendered in connection with reverse merger                3,916,360       3,916          21,084                      25,000
  Contribution of stockholder loans to
    additional paid-in capital                                                              223,180                     223,180

Net (loss) for year ended February 28, 1998                                                               (94,388)      (94,388)
                                                            -----------    --------      ----------    ----------    ----------
Balances - March 1, 1998 (carry forward)                      6,250,264       6,250         519,186      (623,618)      (98,182)

                         LCS GOLF, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED FEBRUARY 28, 1998 and 1999 (AUDITED)
             AND THE NINE MONTHS ENDED NOVEMBER 30, 1999 (UNAUDITED)
                           (NOTES A, B, G, H, I AND L)
                                       -2-

                                                                                                          Total
                                                                                                      Stockholders'
                                                     Common Shares         Additional                    Equity
                                                -----------------------      Paid-in                    (Capital
                                                  Shares       Amount        Capital       Deficit     Deficiency)
                                                ---------    ----------    ----------    ----------    -----------

Balances - March 1, 1998 (brought forward)       6,250,264   $  6,250     $   519,186    $  (623,618)  $   (98,182)


Shares issued In Regulation D offering           2,982,150      2,982         976,722                      979,704
Shares issued in connection with
  acquisitions                                   1,500,000      1,500       1,302,450                    1,303,950
Options issued in connection with
  acquisition                                                                 169,755                      169,755
Shares issued for services                       6,786,811      6,787       5,168,953                    5,175,740
Net (loss) for the year ended
  February 28, 1999                                                                       (5,618,283)   (5,618,283)
                                                ----------   --------     -----------    -----------   -----------

BALANCES - FEBRUARY 28, 1999                    17,519,225     17,519       8,137,066     (6,241,901)    1,912,684


Liabilities paid with common stock               1,107,500      1,108       1,526,117                    1,527,225
Shares issued for services                         898,000        898       1,812,384                    1,813,282
Net (loss) for the nine months
  ended November 30, 1999                                                                 (3,129,088)   (3,129,088)
                                                ----------   --------     -----------    -----------   -----------

BALANCES - NOVEMBER 30, 1999                    19,524,725   $ 19,525     $11,475,567    $(9,370,989)  $ 2,124,103
                                                ==========   ========     ===========    ===========   ===========


            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended               Nine Months Ended
                                                              February 28,               November 30,
                                                     ---------------------------   ---------------------------
                                                          1998          1999           1998          1999
                                                     ------------   ------------   ------------   ------------
                                                                                           (Unaudited)
INCREASE (DECREASE) IN CASH


Cash flows from operating activities:
  Net (loss)                                         $   (94,388)   $(5,618,283)   $(3,792,159)   $(3,129,088)


  Adjustments to reconcile results of
  operations to net cash effect of
  operating activities:
    Depreciation and amortization                                        80,206         14,628        243,950

    Issuance of common stock for services -
      net                                                 25,000      5,141,680      3,706,411      1,734,495


    Changes in assets and liabilities, net of
    effects of acquisition of businesses:
      Accounts receivable                                                                            (164,417)
      Due from factor                                                   178,539         68,071         41,520
      Inventory                                                         (21,573)       (15,540)       (14,362)
      Prepaid and other current assets                                  (30,223)       (24,818)       311,698
      Prepaid licensing fee                                             (25,000)
      Security deposits                                                                                (7,800)
      Accounts payable and accrued expenses                  (95)        71,543        (23,543)       376,157
      Other current liabilities                                          (2,148)        21,041         29,074
                                                     -----------    -----------    -----------    -----------
    Net cash used for operating
      activities                                         (69,483)      (225,259)       (45,909)      (578,773)
                                                     -----------    -----------    -----------    -----------
Cash flows from investing activities:
  Payment for purchases of businesses                                  (369,446)       (19,282)
  Purchase of fixed assets                                                                            (47,917)
  Officer/stockholder (loans) loan
    repayments                                                          (26,515)                       26,515
                                                     -----------    -----------    -----------    -----------
    Net cash used for investing
      activities                                                       (395,961)       (19,282)       (21,402)
                                                     -----------    -----------    -----------    -----------
Cash flows from financing activities:
  Cash overdraft                                                                                        3,127
  Net proceeds from issuance of shares
    in Regulation D                                                     979,704        250,933
  Proceeds from notes issued                                                                           50,000
  Proceeds of loans from officer/stock-
    holder                                                70,450                                      468,606
  Repayment of officer/stockholder's
    loans                                                               (70,450)        (9,377)      (207,860)
                                                     -----------    -----------    -----------    -----------
    Net cash provided by
      financing activities                                70,450        909,254        241,556        313,873
                                                     -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH                      $       967    $   288,034    $   176,365    $  (286,302)

CASH - beginning of period                                    28            995            995        289,029
                                                     -----------    -----------    -----------    -----------
CASH - END OF PERIOD                                 $       995    $   289,029    $   177,360    $     2,727
                                                     ===========    ===========    ===========    ===========

                         LCS GOLF, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       -2-

                                                              Year Ended               Nine Months Ended
                                                              February 28,               November 30,
                                                     ---------------------------   ---------------------------
                                                          1998          1999           1998          1999
                                                     ------------   ------------   ------------   ------------
                                                                                           (Unaudited)
Supplementary disclosures of cash paid for:
  Interest                                              $  333                                      $  30,729
                                                        ======                                      =========

  Income taxes                                                        $  5,602       $  488
                                                                      ========       ======

            The notes to financial statements are made a part hereof.

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies

         The Company


         On October 28, 1997, LCS Golf, Inc. (the Company), an inactive New York corporation, was merged in a reverse merger transaction into an inactive Delaware corporation with the same name ("LCS Delaware") in exchange for 980,904 shares of LCS Delaware's common stock. The Company paid $50,000 as a finders fee in connection with the merger which has been charged to expense. In addition, 3,916,360 shares with a value of $25,000 were issued to certain existing shareholders of the Company for services rendered in connection with the merger has also been charged to expense. Previously only the par value ($3,916) had been ascribed to the 3,916,360 shares, however, in accordance with an SEC staff accounting position, these shares were valued at an additional $21,084. For financial accounting purposes, the merger on October 28, 1997 has been treated as the acquisition of LCS Delaware by the Company in the form of a recapitalization. Therefore, no value has been ascribed to the common stock held by the LCS Delaware shareholders.


         The Company was formed under the laws of the State of New York on March 8, 1994. On October 26, 1994, the Company commenced business operations with the purchase of substantially all of the assets and the assumption of specific liabilities of Bert Dargie Golf, Inc., a Tennessee corporation engaged in the business of designing, assembling and marketing golf clubs and related accessories.

         In August, 1996, the Company conveyed, assigned, transferred and delivered substantially all of its business assets to Dargie Golf Co. (the "Purchaser") in exchange for the: i) cancellation of the remaining debt owed to the Purchaser arising from the October 26, 1994 purchase,
         ii) sale by Herbert A. Dargie III of his 5 percent ownership interest in the Company to the Company and, iii) the assumption of certain liabilities of the Company by the Purchaser.

         The Company retained all of its rights to the specialty golf club known as the "Rattler." Additionally, the Purchaser granted to the Company a license to use the "Dargie" name in connection with the marketing of the "Rattler" utility club outside a 200 mile radius of Memphis, Tennessee for a term of no less than eighteen months.

         After the acquisitions described in Note B, the Company is primarily engaged in the acquisition and operation of companies which provide products and services to the golf playing public. These products and services include magnetic therapeutic devices, discounted greens fees and other services, and a golf website (http:www.golfuniverse.com) which provides various golf-related hyperlinks to other golf websites and golf course previews.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Principles of Consolidation

         The consolidated financial statements include the accounts of LCS and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated in consolidation.

         Basis of Presentation

         The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

         Through November 30, 1999, the Company has not been able to generate significant revenues from its operations to cover its costs and operating expenses. Although the Company has been able to issue its common stock (Note I) for a significant portion of its expenses or has obtained cash advances from its principal stockholder (Note E), it is not known whether the Company will be able to continue this practice or be able to obtain continuing cash advances or if its revenue will increase significantly to be able to meet its cash operating expenses.

         This, in turn, raises substantial doubt about the Company's ability to continue as a going concern. Management believes that the subsidiaries acquired during the year ended February 28, 1999 will begin to generate higher revenues and that the Company will be able to raise additional funds through an offering of its common stock or alternative sources of financing. However, no assurances can be given as to the success of these plans. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         Interim Financial Data

         The unaudited consolidated financial information as of November 30, 1999 and for the nine months ended November 30, 1999 and 1998 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial information in accordance with generally accepted accounting principles. The results of the interim periods are not necessarily indicative of the results to be expected for a full year.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Inventories

         Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

         Depreciation of Equipment

         Depreciation is provided utilizing the straight-line method over the estimated useful lives of the related assets. For income tax purposes, accelerated depreciation methods are utilized for certain assets.

         Deferred Income Taxes

         Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         As a result of the Company's net losses to date, the Company has provided a valuation allowance of $2,169,000 at February 28, 1999 and $3,376,000 at November 30, 1999 against the income tax benefit attributable to its net operating loss carryforwards and other temporary differences which aggregate approximately $5,618,000 and $8,747,000 at February 28, 1999 and November 30, 1999, respectively. Almost all of such temporary differences relate to the Company's net operating loss carryforwards which expire substantially in 2019 and 2020.

         Intangible Assets

         Intangible assets which are comprised of the goodwill, customer lists and website costs relating to acquisitions (Note B) are being amortized on a straight-line basis over ten years.


         The Company plans to evaluate these assets for impairment on the basis of whether their cost is recoverable from projected, undiscounted net cash flows for each related business (See Note L).


(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Concentrations

         Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. Cash balances are held principally at one financial institution and may exceed Federal Deposit Insurance Corporation insured amounts.

         For the year ended February 28, 1999, sales to two customers accounted for approximately 89% of total sales, the largest of which represented approximately 73% of the total. For the nine months ended November 30, 1999, sales to two customers accounted for approximately 40% of total sales, the largest of which accounted for approximately 21%. In addition, two customers accounted for approximately 78% of accounts receivable at November 30, 1999, the largest of which accounted for 55%.

         Advertising Costs

         The Company expenses its advertising costs when incurred. However, $10,000 of expenses relating to an infomercial which was in production as of February 28, 1999 are included in prepaid expenses at that date and were expensed upon the first showing of the infomercial during the nine months ended November 30, 1999.

         Advertising costs were approximately $6,700 for the year ended February 28, 1999 and $146,000 for the nine months ended November 30, 1999 which includes approximately $134,000 for expenses of the infomercial. There were no advertising costs incurred for the year ended February 28, 1998 and the nine months ended November 30, 1998.

         Loss Per Share

         Loss per share has been computed by dividing the net loss by the weighted average number of common shares outstanding during each period. The effect of outstanding stock options is not included in the per share calculations as it would be antidilutive.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE A - Description of Business and Summary of Significant Accounting Policies
         (Continued)

         Prior Period Adjustment

         The deficit balance as at March 1, 1997 has been adjusted to reflect the write off of a trademark which had no value to the Company and should have been written off in a prior year's financial statements.

         Other Adjustments


         In accordance with SEC staff accounting position, the costs and expenses related to the acquisition of LCS Delaware are treated as period costs. In connection with the reverse merger, certain costs and expenses have been reflected retroactively in the financial statements as of February 28, 1998. The effect of these adjustments on the year ended February 28, 1998 financial statements was to increase selling, general and administrative expenses and net loss by approximately $71,000 and basic and diluted net loss per share increased by $.02, representing a cash payment of $50,000 to a finder and the issuance of 3,916,360 shares of common stock approximately valued at an additional $21,084.


         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Acquisitions

         The results of operations of the following acquisitions are included in the attached consolidated statements of operations and cash flows from their respective dates of acquisition.

         Golf Universe, Inc.

         On May 1, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Golf Universe, Inc., which operates a golf website that provides hyperlinks to other golf related websites. The purchase price was $245,250, which included 400,000 shares of the Company's common stock with a market value of $128,500 as at the date of issuance and a note payable of $100,000 which was paid prior to February 28, 1999. The purchase price also includes $16,750 in expenses.

         Mr. B III, Inc.

         On November 17, 1998, the Company acquired, in a purchase transaction, the outstanding common stock of Mr. B III, Inc. ("B III"), which designs, manufactures, markets and distributes therapeutic magnetic products and specialty pillows. The purchase price was approximately $679,000, which included a cash payment of $250,000 and 150,000 shares of the Company's common stock with a market value of $71,250 as at the date of issuance. The purchase price also includes expenses of approximately $358,000, which includes 150,000 shares of the Company's common stock with a market value of approximately $355,000 as at the date of issuance.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE B - Acquisitions (Continued)

         Play Golf Now, Inc.


         On January 26, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Play Golf Now, Inc., which sells memberships that enable the holder to play at specified golf courses across the country at reduced greens fees and entitle the holder to receive various other discounts from participating vendors on golf related items. The purchase price was approximately $192,000 representing the market value at the date of issuance of 200,000 shares of the Company's common stock issued to the seller. The seller also received non-qualified stock options to purchase to January 25, 2001, 200,000 shares of the Company's common stock at $.50 per share. The value of these options at grant date utilizing the Black-Scholes option-pricing model, was approximately $170,000. The assumptions used in determining the value of these options was an expected volatility of 181.00%, an average interest rate of 4.64% per annum and an expected holding period of two years. In March 1999, the Company issued an additional 150,000 shares of its common stock with a market value of approximately $144,000.


         Golfpromo, Inc.

         On February 15, 1999, the Company acquired, in a purchase transaction, the outstanding common stock of Golfpromo, Inc., whose principal asset is a mailing list of golfers. The purchase price was approximately $316,000, representing the market value as at the date of issuance of 350,000 shares of the Company's common stock issued to the seller.

         The agreements for the acquisitions of B III, Play Golf Now, Inc. and Golfpromo, Inc. include a provision that if the price of the Company's common stock is less than $1.00 per share, one year from the date(s) of issuance, additional shares were to be issued to the seller(s). The Company believes that the price per share was not less than $1.00 on the applicable dates and, accordingly, no additional shares will be issued.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE B - Acquisitions (Continued)


         The following presents, on an unaudited pro forma basis, the net sales, net loss and loss per share had the acquisitions occurred on March 1, 1997 or the date of inception of the acquired company, whichever is later. The information for Golf Universe, Inc. is based upon its unaudited financial data for the period March 1, 1998 through April 30, 1998 and for the year ended February 28, 1998. The information for B III is based upon its unaudited financial data for the period March 1, 1998 through November 16, 1998 and for the year ended February 28, 1998. The information for Golfpromo, Inc. ("GP") includes removing the operations of GP for the period February 15, 1999 through February 28, 1999, included in the historical financial information for the year ended February 28, 1999, and including the operations of GP for the year ended December 31, 1998. The information for Play Golf Now, Inc. has not been included because it was not material. The pro forma information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented nor is it indicative of the expected future results of operations:


                                                    Year Ended February 28,
                                                  --------------------------
                                                      1999            1998
                                                  -----------      ---------


           Net sales                              $ 1,055,000      $ 1,242,000
                                                  ===========      ===========
           Net loss                               $(5,755,000)     $  (320,000)
                                                  ===========      ===========
           Loss per share                         $      (.57)     $      (.06)
                                                  ===========      ===========


NOTE C - Due from Factor

         B III's agreement with a factor provides for the sale of all credit approved accounts receivable of B III only at the invoice price less a factoring commission of 1.75%. Minimum factoring commissions of $15,000 a year, payable monthly are required. The agreement is automatically renewable by the Company each October 31, unless the factor gives the Company 30 - 60 days notice of cancellation prior to that date. The Company is given credit for the sale within two weeks of collection by the factor. If a receivable is not collected for any reason other than the customer's financial inability to pay, the credit approval is automatically terminated and it becomes a "client risk" receivable. A client risk receivable is a purchase by the factor with recourse and can be charged back to the Company at the factor's option. The factor may advance up to 80% of the purchase price of uncollected accounts receivable. These advances bear interest at a rate the greater of 9% or 2% above the prime rate. The factor is collateralized under this agreement by the accounts receivable, cash in banks and intangible assets of B III. At February 28, 1999 and November 30, 1999, the Company has a receivable due from the factor which bears interest at 2% below the prime rate.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE C - Due from Factor (Continued)

         In March 1999, the President of the Company personally guaranteed the above agreement.

         Accounts receivable on the consolidated balance sheet are not subject to the factoring agreement at November 30, 1999.

NOTE D - Inventory

         Inventory is summarized as follows:

                                                 February 28,       November 30,
                                                     1999               1999
                                                 ------------       ------------
           Raw materials                           $30,768            $47,739
           Work-in-process                           4,069
           Finished goods                           38,540             40,000
                                                   -------            -------
                Total                              $73,377            $87,739
                                                   =======            =======

NOTE E - Loans to/from Major Stockholder/Officer

         Loans to/from a major stockholder/officer are payable on demand with interest at 10% a year. These loans are unsecured. From February 28, 1999 to November 30, 1999, the loans receivable from the stockholder/officer were repaid and the stockholder/officer made net advances to the Company of approximately $261,000. At February 29, 2000, the net advances from the stockholder/officer were approximately $229,000.

NOTE F - Equipment

         Equipment consists of the following:

                                                February 28,     November 30,      Useful Lives
                                                    1999            1999             (Years)
                                                ------------     ------------      ------------
           Office equipment and computers        $10,515          $58,432               5
           Machinery and equipment                34,425           34,425               5
                                                  ------           ------

                   Total                          44,940           92,857

           Less accumulated depreciation           1,890            9,484
                                                  ------           ------
                   Total                         $43,050          $83,373
                                                 =======          =======

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE F - Equipment (Continued)

         Depreciation expense for the year ended February 28, 1999 and the nine months ended November 30, 1999 was $1,890 and $7,594, respectively.

NOTE G - Licensing Agreement

         In December 1998, the Company entered into a ten year licensing agreement for the services of Joe Namath to be a spokesperson to promote the Company's products. The license fee of approximately $1,586,500, which is being amortized over the life of the agreement, was paid for by the issuance of 1,200,000 shares of the Company's common stock with a market value of $1,174,500, the issuance of 600,000 shares of common stock with a market value of approximately $387,000 to two individuals who assisted in obtaining the agreement and $25,000 in cash. The amortization expense for the year ended February 28, 1999 and for the nine months ended November 30, 1999 was approximately $40,000 and $119,000, respectively. In addition, Mr. Namath is entitled to a royalty fee of 5% of the gross sales, as defined, generated from products promoted in accordance with the agreement. No royalties are due for the year ended February 28, 1999 and the nine months ended November 30, 1999.

NOTE H - Commitments

         Employment Agreements

         On June 1, 1998, the Company entered into a five year employment agreement with its President which provides for a minimum annual salary of $260,000 with annual increases of not less than four percent. However, in lieu of cash payments of $150,000 due under the agreement through December 1998, the Company issued 2,000,000 shares of common stock to its President. The $1,925,000 quoted market value of these shares on the date of issuance has been charged to operations for the year ended February 28, 1999, as officer's salary.

         On February 18, 1999, the Company entered into a one year employment agreement with the Vice President of Golfpromo, Inc., which provides for a minimum annual salary of $60,000. Additionally, the agreement provides for a bonus of five percent of sales of Golfpromo, Inc. up to $500,000 and three percent of its sales between $500,001 and $1,000,000. The agreement is renewable at the option of both parties. Golfpromo had no sales for the period ended February 28, 1999 and sales of approximately $567,000 for the nine months ended November 30, 1999. In addition, the Company agreed to continue the employment of two employees for one year at a combined annual salary of approximately $76,000.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE H - Commitments (Continued)

         Employment Agreements (Continued)

         In connection with the acquisition of Play Golf Now, Inc., the Company entered into an employment agreement with the seller for a two year period commencing on May 26, 1999 at an annual salary of $104,000.

         Lease

         In August 1999, the Company entered into a three year lease for office space in Florida. The lease can be renewed for an additional two year term. Rent is $5,000 a month with an annual cost of living increase and is subject to further adjustments for any increases in real estate taxes or insurance. The minimum annual base rentals under this lease are as follows:

           Year ending February 28:

             2000                                 $  40,000
             2001                                    60,000
             2002                                    60,000
             2003                                    20,000
                                                  ---------
                           Total                  $ 180,000
                                                  =========

         The Company's other locations are leased on a month-to-month basis. Rent expense was $15,980 for the year ended February 28, 1999 and $1,200 and $60,056 for the nine month periods ended November 30, 1998 and 1999, respectively.

NOTE I - Stockholders' Equity

         During the year ended February 28, 1999, the Company sold, under Regulation D of the Federal Securities Act, 200,000 units at $.10 a unit. Each unit consists of one share of the Company's common stock and two common stock warrants. Each warrant is for the purchase of seven shares of common stock at $.35 a share. As of November 30, 1999, 2,782,150 shares have been issued for the exercise of the warrants, warrants to purchase 350 shares are outstanding and warrants to purchase 17,500 shares have been surrendered by the holders. The Company received $979,704 in proceeds from the sale of the units and exercise of the warrants, net of offering expenses of $14,048.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 31, 1998 AND 1999 IS UNAUDITED)

NOTE I - Stockholders' Equity (Continued)

         The Company has issued shares of common stock for the following services rendered (the shares have been recorded at the quoted market value of the Company's stock) on the dates issued:

                                                              Year Ended                Nine Months Ended
                                                          February 28, 1999             November 30, 1999
                                                       -----------------------     -------------------------
                                                                       Quoted                       Quoted
                                                       Number of       Market      Number of        Market
           Shares Issued for Services                   Shares         Value        Shares          Value
           ----------------------------------          ---------    ----------     ---------      ----------
           Employment contract settlement
             (Note K)                                                                200,000      $  268,750
           Licensing agreement (Note G)                1,800,000    $1,561,576
           Board of Directors fees                       200,000       108,124        50,000          53,126
           Consulting services **                      1,711,811     1,000,378       640,000       1,476,718
           President's wages (Note H)                  2,000,000     1,925,000
           Consulting fees - related parties*          1,325,000       820,975
           Finance costs                                                               8,000          14,688
                                                       ---------    ----------       -------      ----------
             Total                                     7,036,811    $5,416,053       898,000      $1,813,282
                                                       =========    ==========       =======      ==========

         *The Company utilized consulting services provided by certain family members of the President of the Company.

         ** For the year ended February 29, 1999, approximately $274,000 of fees are included in prepaid and other current assets.

         On June 25, 1999, the stockholders of the Company approved an increase in the number of authorized shares from 20,000,000 shares to 50,000,000 shares.

NOTE J - Segments

         LCS Golf, Inc., through its subsidiaries, provides products and services to the golf playing public. The Company's two reportable business segments are managed separately based on fundamental differences in their operations. They consist of the golf related and manufacturing segments. The golf related segment commenced operations subsequent to February 28, 1999.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE J - Segments (Continued)

         The golf related segment provides diverse services through its web sites, including direct marketing services and e-mail direct marketing services, e-commerce news and information, internet access and discounts on golf products and services.

         The manufacturing segment is involved in the design, manufacture, marketing and distribution of therapeutic magnetic and specialty products. In November 1999, the Company ceased manufacturing operations and, utilizing its manufacturing assets, is outsourcing this phase of the segment.

         The following table reflects information for the segments as at February 28, 1999 and November 30, 1999 and for the nine months ended November 30, 1999, consistent with the Company's management system. These results are not necessarily a depiction that is in conformity with generally accepted accounting principles. Certain significant assets and expenditures which related to the overall management and operations of the Company are not allocated to any segment. These expenses include consulting fees of approximately $1,387,000, professional fees of approximately $351,000, settlement of claims of approximately $433,000 and general corporate salaries of approximately $200,000. The Golf related segment of the Company had no operations for the year ended February 28, 1999.

                                                                                                    Unallocated
                                                               Golf                                 Management/
                                              Total          Related            Manufacturing       Operations
                                           -----------      ----------          -------------       -----------
           Total assets:
             February 28, 1999             $ 3,942,170      $1,152,037           $   623,624        $ 2,166,509
             November 30, 1999               3,266,680       1,290,773               536,760          1,439,147
                                           -----------      ----------           -----------        -----------
           (Decrease) increase
             in total assets               $  (675,490)     $  138,736           $   (86,864)       $  (727,362)
                                           ===========      ==========           ===========        ===========
           Sales                           $ 1,664,795      $  662,243           $ 1,002,552
                                           ===========      ==========           ===========
           Net (loss)                      $(3,129,088)     $  (73,558)          $  (454,698)       $(2,600,832)
                                           ===========      ==========           ===========        ===========

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE K - Claim Settlement

         During January 2000, the Company reached a final settlement of a claim from a former employee of LCS New York. The Company issued 200,000 shares of common stock in October 1999 and an additional 170,000 shares of common stock in January 2000. The market value of these shares of approximately $403,000 has been reflected in the November 30, 1999 financial statements. These shares are restricted and have piggyback registration rights should the Company file a registration statement with the SEC, subject to the agreement of the managing underwriter.


NOTE L - Events Subsequent to Issuance of the Auditors' Reports (Unaudited)

         [1] Debt in Default


         On February 16, 2000, the Company borrowed $500,000 from Quintel Communications, Inc. (the "lender"), an internet marketing and development company, in the form of a convertible promissory note. The note is due on demand at any time after August 16, 2000 and is convertible into 500,000 shares of common stock of the Company at any time prior to repayment. Any shares issued by the Company will have registration and piggyback registration rights and are subject to anti-dilution adjustments in certain cases. If any additional shares are issued under the anti-dilution provisions, the Company will have a one-time repurchase right at a $1.00 per share during the twelve month period following the date of conversion of the note. The note is without interest until the earlier of August 17, 2000 or an event of default under the note. Interest to be charged will be at prime plus 4%, not to exceed 14%. The note may be prepaid at anytime after giving 15 days prior written notice. The note is secured by the Company's database and all related records, contract rights and intangibles which has been delivered to the lender and must be updated upon request, until the obligation has been paid. If the Company should be in default under this agreement, the lender can use the database and related items for a period of ten years for a fee of $5,000 a month.

         The Company also entered into a two year marketing agreement with the lender to develop programs to market products and services and send promotional e-mails to the visitors and customers of the Company's websites. The lender will pay the Company $.25 for each individual who "opts in" to be registered with the lender at its site. Revenues generated from these programs (less direct "out-of-pocket" costs, including royalties, cost of producing the marketing materials and other expenses directly related to the programs) will be divided equally and distributed quarterly less any required reserves.

(Continued)

                         LCS GOLF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS AT NOVEMBER 30, 1999 AND
                        FOR THE NINE MONTH PERIODS ENDED
                    NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

NOTE L - Subsequent Events (Continued)

         In connection with the marketing agreement, the Company issued two year options to purchase 100,000 shares of the Company's common stock at $1.00 a share and 100,000 shares at $2.00 per share. These options are subject to certain anti-dilution provisions and provide registration rights for the underlying shares. The agreement can be terminated in the event of a default under the agreement by either party which is not corrected within 30 days after notice is given.



         On August 7, 2000, following certain disagreements concerning the lender's use of the Company's database, the Company entered into a forebearance agreement and amended the security agreement with the lender. The Company made a $50,000 payment against the $500,000 convertible note which was funded personally by its major stockholder/president. The note was amended to provide for payment on demand. The amended security agreement requires the Company to remit to the lender 50% of collections on the outstanding accounts receivable as of August 10, 2000 and 25% of all subsequent accounts receivable collected, within five days. Payments are to be credited, first to interest and then to principal. The lender is also to receive 50% of all other cash receipts, including additional loans, until the note is paid. The amended security agreement also includes all accounts of the Company and all security, or guarantees held with respect to the accounts and all account proceeds. In addition, the Company's major stockholder/president personally guaranteed up to $250,000 of the note.

         Due to the above amendments, the lender agreed not to demand payment on the note or commence any action against the Company, as long as it receives payments for interest and principal of at least $10,000 per month and the Company generates revenues of at least $75,000 per month.

         On August 8, 2000, the Company received $300,000 from American Warrant Partners, LLC ("American Warrant") in the form of a 8% convertible subordinated promissory note. The Company did not remit 50% of the cash proceeds of this note, as required by the forebearance agreement, which put the Company into default under its agreement with the lender. The Company has not obtained a waiver of the default; however, the major stockholder/president of the Company agreed to fund personally, two payments of $50,000 each towards the principal and interest on the lender's note. In addition, the Company agreed to remit 50% (formerly 25%) of cash received from new accounts receivable.

         [2] Fiscal Year Ended February 29, 2000 Operations

         For the fiscal year ended February 29, 2000 the Company incurred a net loss in excess of $5,000,000, which includes a write-off of the Company's intangible assets with a net book value of $1,271,000 at February 29, 2000.

                                GOLF PROMO, INC.

                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

INDEPENDENT AUDITORS' REPORT

To the Proprietor
Golf Promo

We have audited the accompanying balance sheet of Golf Promo (a proprietorship) (a development stage company) as of December 31, 1998 and the related statements of operations and proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Promo as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Richard A. Eisner and Company, LLP
--------------------------------------
Certified Public Accountants

New York, New York
June 8, 2000

Golf Promo
(a development stage company)

Balance Sheet
December 31, 1998

ASSETS                                                                 $      0
                                                                       ========

LIABILITIES AND PROPRIETOR'S CAPITAL
Liabilities                                                            $      0
                                                                       --------

Proprietor's capital:
   Net capital contributions                                             11,906
   Net loss                                                             (11,906)
                                                                       --------

      Total proprietor's capital                                              0
                                                                       --------

                                                                       $      0
                                                                       ========

See notes to financial statements.

Golf Promo
(a development stage company)

Statement of Operations and Proprietor's Capital
Year Ended December 31, 1998

Revenue                                                                $ 22,133
Operating expenses                                                       34,039
                                                                       --------

Net loss                                                                (11,906)
Proprietor's capital - beginning of year                                      0
Net contributions by proprietor                                          11,906
                                                                       --------

Proprietor's capital - end of year                                     $      0
                                                                       ========

See notes to financial statements.

Golf Promo
(a development stage company)

Statement of Cash Flows
Year Ended December 31, 1998

Cash flows from operating activities:
   Net loss                                                            $(11,906)

Cash flows from financing activities:
   Net contributions by proprietor                                       11,906
                                                                       --------

Net change in cash and ending balance                                  $      0
                                                                       ========

See notes to financial statements.

Golf Promo
(a development stage company)
Notes to Financial Statements
December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Nature of operations and basis of accounting:

      Golf Promo (the "Company") a proprietorship, is in the development stage. The Company provides direct marketing services to clients via permission email. Revenue is derived by charging fees for sending email messages to subscribers. The proprietorship began operations on January 1, 1998.

      The Company's financial statements do not include the assets or liabilities of the owner unrelated to the business.

[2]   Income taxes:

      The Company is not a taxpaying entity for purposes of federal and state income taxes. The income or loss of the Company are included in the federal and state personal income tax returns of the proprietor. Accordingly, no provision for income taxes is made in the financial statements.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[4]   Revenue recognition:

      Email distribution revenue is derived from delivering permission email for third parties to the Company's mailing list of golfers. Email distribution revenue is recognized when the mail is delivered.

NOTE B - SUBSEQUENT EVENT

In 1999 the assets of Golf Promo, consisting principally of the email subscriber list, were contributed to Golf Promo Inc. a newly formed corporation. On February 15, 1999, one hundred percent of the outstanding stock of Golf Promo, Inc. was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 350,000 shares of its common stock, with a market value of approximately $316,000, in exchange for all the outstanding stock of Golf Promo, Inc.

                               GOLF UNIVERSE, INC.
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Golf Universe, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying balance sheet of Golf Universe, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golf Universe, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Richard A. Eisner & Company, LLP
--------------------------------
Certified Public Accountants

New York, New York
June 8, 2000

Golf Universe, Inc.
(a development stage company)

Balance Sheet
December 31, 1997

ASSETS
Current asset:
   Cash                                                                $    325
                                                                       ========

LIABILITY AND STOCKHOLDER'S EQUITY (CAPITAL DEFICIENCY)
Current liability:
   Loan from stockholder                                               $ 46,018
                                                                       --------

Stockholders' equity (capital deficiency):
   Capital stock - $.001 par value; 100,000 shares authorized;
     100,000 issued and outstanding                                         100
   Deficit accumulated during development stage                         (45,793)
                                                                       --------

                                                                        (45,693)
                                                                       --------

                                                                       $    325
                                                                       ========

See notes to financial statements.

Golf Universe, Inc.
(a development stage company)

Statement of Operations and Accumulated Deficit

                                                               Year Ended            Three Months
                                                              December 31,          Ended March 31,
                                                              ------------     ---------------------------
                                                                  1997            1997           1998
                                                                --------       -----------     -----------
                                                                               (Unaudited)     (Unaudited)

Revenue                                                         $     --        $     --        $     --
Operating expenses                                                45,793          17,180          13,231
                                                                --------        --------        --------

Net loss and deficit accumulated during development stage       $(45,793)       $(17,180)       $(13,231)
                                                                ========        ========        ========

See notes to financial statements.

Golf Universe, Inc.
(a development stage company)

Statement of Cash Flows

                                                     Year Ended          Three Months Ended
                                                    December 31,              March 31,
                                                    ------------     --------------------------
                                                        1997            1997            1998
                                                      --------       -----------     ----------
                                                                     (Unaudited)     (Unaudited)

Cash flows from operating activities:
   Net loss                                           $(45,793)       $(17,180)       $(13,231)
                                                      --------        --------        --------

Cash flows from financing activities:
   Proceeds from issuance of capital stock                 100             100              --
   Proceeds from stockholder loans                      46,018          22,600          13,391
                                                      --------        --------        --------

      Net cash provided by financing activities         46,118          22,700          13,391
                                                      --------        --------        --------

Net increase in cash                                       325           5,520             160
Cash - beginning of year                                     0               0             325
                                                      --------        --------        --------

Cash - end of year                                    $    325        $  5,520        $    485
                                                      ========        ========        ========

See notes to financial statements.

Golf Universe, Inc.
(a development stage company)
Notes to Financial Statements
December 31, 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Principal business activities:

      Golf Universe, Inc. (the "Company"), a corporation formed under the laws of the state of Florida on October 23, 1996, remained inactive until January 15, 1997. The Company is in the development stage and operates a golf website that provides hyperlinks to other golf related websites.

[2]   Income taxes:

      The Company accounts for income taxes based upon the provisions of Statements of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. Under SFAS No. 109, the liability method is used for accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[4]   Accounting policies:

      The information for the periods ended March 31, 1998 and 1997 is unaudited but reflects all adjustments which are necessary, in the opinion of management, for a fair presentation of the results for the interim periods. The operating results for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the operating results to be expected for a full fiscal year.

NOTE B - LOAN FROM STOCKHOLDER AND OTHER MATTERS

The stockholder makes advances to the Company when necessary. These advances are non-interest bearing and have no repayment terms.

The stockholder of the Company developed the website for which he was not paid a salary. In addition, the Company incurred other development costs which were not considered material and were not capitalized.

NOTE C - INCOME TAXES

The Company has a deferred tax asset in the amount of approximately $6,900, representing the future tax benefit of a net operating loss carryforward in the amount of approximately $45,800. Utilization of the deferred tax asset is dependent on future taxable income. As a result of the losses to date, the Company has recorded a valuation allowance equal to the deferred tax asset. As a result of the acquisition of the Company (see Note E), the utilization of the net operating loss carryforward will be subject to annual limitations.

Golf Universe, Inc.
(a development stage company)
Notes to Financial Statements
December 31, 1997

NOTE D - SUBSEQUENT EVENT

On May 1, 1998, one hundred percent of the outstanding common stock of the Company was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 400,000 shares of its common stock, with a market value of $128,500 and a note for $100,000 in exchange for all the outstanding stock of the Company.

                               PLAY GOLF NOW, INC.
                          (a development stage company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Play Golf Now, Inc.
New York, New York

We have audited the accompanying balance sheet of Play Golf Now, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and cash flows for the period November 25, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Play Golf Now, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the period November 25, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.


Richard A. Eisner & Company, LLP
--------------------------------
Certified Public Accountants

New York, New York
June 8, 2000

Play Golf Now, Inc.
(a development stage company)

Balance Sheet
December 31, 1998

ASSETS
Current asset:
   Cash                                                                   $ 484
                                                                          =====

LIABILITY AND STOCKHOLDERS' EQUITY
Liabilities                                                               $   0
                                                                          -----

Stockholders' equity:
   Capital stock - no par value; 200 shares authorized,
   issued and outstanding                                                   500
   Deficit accumulated during development stage                             (16)
                                                                          -----

                                                                            484
                                                                          -----

                                                                          $ 484
                                                                          =====

See notes to financial statements.

Play Golf Now, Inc.
(a development stage company)

Statement of Operations
For the Period From November 25, 1998 (Inception) Through December 31, 1998

Revenue                                                                    $ --
Operating expenses                                                           16
                                                                           ----

Net loss and accumulated deficit                                           $(16)
                                                                           ====

See notes to financial statements.

Play Golf Now, Inc.
(a development stage company)

Statement of Cash Flows
For the Period From November 25, 1998 (Inception) Through December 31, 1998

Cash flows from operating activities:
   Net loss                                                               $ (16)

Cash flows from financing activities:
   Proceeds from issuance of common stock                                   500
                                                                          -----

Net increase in cash                                                        484
Cash - beginning of period                                                    0
                                                                          -----

Cash - end of period                                                      $ 484
                                                                          =====

See notes to financial statements.

Play Golf Now, Inc.
(a development stage company)
Notes to Financial Statements
December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Principal business activities:

      Play Golf Now, Inc., (the "Company"), a corporation formed under the laws of the state of New York on November 25, 1998, is a development stage company that intends to sell memberships through its website that will enable the member to play at specified golf courses across the country at reduced green fees and entitles the member to receive various other discounts from participating vendors on golf related items. The Company was originally organized as a sole proprietorship which commenced operations in early 1998. The predecessor proprietorship's only activity was the setup and design of the website. The costs associated with the website setup and design, in the amount of $7,000, were incurred and expensed by the predecessor proprietorship and, accordingly, are not reflected in these financial statements. On November 25, 1998, the proprietorship contributed its assets to the Company.

[2]   Income taxes:

      The Company accounts for income taxes based upon the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. Under SFAS No. 109, the liability method is used for accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. At December 31, 1998, there were no deferred taxes.

[3]   Use of estimates:

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CAPITAL STOCK

Capital stock consists of 200 shares of authorized, no par value, common stock, all of which are issued and outstanding.

NOTE C - SUBSEQUENT EVENT

On January 26, 1999, one hundred percent of the outstanding common stock of the Company was acquired by LCS Golf, Inc. in a transaction accounted for as a purchase. LCS Golf, Inc. issued 350,000 shares of its common stock, with a market value of approximately $336,000, in exchange for all the outstanding stock of Play Golf Now, Inc. In addition, LCS Golf Inc. issued options to purchase 200,000 shares of its common stock at $.50 per share expiring January 25, 2001.

                                 MR. B III, INC.

                              FINANCIAL STATEMENTS

                      FOR THE PERIOD FROM SEPTEMBER 3, 1996
                            TO DECEMBER 31, 1996 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                          Independent Auditors' Report

To the Shareholder
Mr. B III, Inc.

      We have audited the accompanying balance sheets of MR. B III, INC. as at December 31, 1996 and 1997 and the related statements of operations and accumulated deficit and cash flows for the period from September 3, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mr. B III, Inc. as at December 31, 1996 and 1997 and the results of its operations and cash flows for the period from September 3, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred losses since commencing operations, continues to incur losses in the subsequent periods and has relied on loans and additional contributions from its shareholder and, since being acquired (see Note J), has continued to rely on advances from the parent company. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        \s\ Cornick, Garber & Sandler, LLP
                                        ----------------------------------------
                                        CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 30, 1999

                                 MR. B III, INC.

                                 BALANCE SHEETS

                                                                      As at
                                                                  December 31,
                                                            ------------------------
                                                               1996           1997
                                                            ---------      ---------
                                 ASSETS

Current assets:
    Cash                                                    $   2,667      $  18,154
    Accounts receivable                                        15,594         23,702
    Due from factor (less allowance for customer
       chargebacks of $48,000 in 1997) (Note C)                41,957         90,323
    Inventory (Notes A and B)                                  48,822         69,804
    Prepaid expenses and other current assets                   2,219          2,026
                                                            ---------      ---------

              Total current assets                            111,259        204,009

Property and equipment (Note D)                                38,700         35,488

Security deposits                                               9,385         10,200
                                                            ---------      ---------

           TOTAL                                            $ 159,344      $ 249,697
                                                            =========      =========

                               LIABILITIES

Current liabilities:
    Accounts payable and accrued expenses                   $  23,856      $  84,030
    Payroll taxes payable                                       5,979         11,664
    Loan payable - shareholder (Note E)                       107,425        143,307
                                                            ---------      ---------

           Total current liabilities                          137,260        239,001
                                                            ---------      ---------

Commitments (Note G)

                            SHAREHOLDER'S EQUITY
                               (NOTES E AND F)

Capital stock                                                   1,000          1,000
Additional paid-in capital                                     24,000        207,400
Deficit                                                        (2,916)      (197,704)
                                                            ---------      ---------

       Total shareholder's equity                              22,084         10,696
                                                            ---------      ---------

       TOTAL                                                $ 159,344      $ 249,697
                                                            =========      =========

            The notes to financial statements are made a part hereof.

                                 MR. B III, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                  For the
                                                Period from
                                                September 3,
                                                    1996                                Nine Months
                                               (Inception) to    Year Ended         Ended September 30,
                                                December 31,    December 31,    --------------------------
                                                    1996             1997           1997           1998
                                               --------------   ------------    -----------    -----------
                                                                                (Unaudited)    (Unaudited)

Net sales                                        $ 204,934      $ 1,082,126      $ 416,437      $ 897,720

Cost of goods sold                                 153,291        1,029,830        386,521        833,504
                                                 ---------      -----------      ---------      ---------

Gross profit                                        51,643           52,296         29,916         64,216

Selling, general and administrative expenses        50,270          195,607         99,764         72,541
                                                 ---------      -----------      ---------      ---------

Income (loss) from operations                        1,373         (143,311)       (69,848)        (8,325)

Interest expense                                     4,289           51,477         26,974         34,545
                                                 ---------      -----------      ---------      ---------

NET (LOSS)                                          (2,916)        (194,788)       (96,822)       (42,870)

Deficit - beginning of period                                        (2,916)        (2,916)      (197,704)
                                                 ---------      -----------      ---------      ---------

DEFICIT - END OF PERIOD                          $  (2,916)     $  (197,704)     $ (99,738)     $(240,574)
                                                 =========      ===========      =========      =========

            The notes to financial statements are made a part hereof.

                                 MR. B III, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  For the
                                                                Period from
                                                                September 3,
                                                                    1996                              Nine Months
                                                               (Inception) to   Year Ended        Ended September 30,
                                                                December 31,   December 31,    ------------------------
                                                                    1996          1997            1997         1998
                                                               --------------  ------------    -----------  -----------
(INCREASE) DECREASE IN CASH                                                                    (Unaudited)  (Unaudited)

Cash flows from operating activities:
    Net (loss)                                                   $  (2,916)     $(194,788)     $ (96,822)   $ (42,870)

    Adjustments to reconcile results of operations
    to net cash effect of operating activities:
       Depreciation and amortization                                   989          6,613          3,895        5,100
       Allowance for chargebacks                                                   48,000
       Imputed interest                                                             8,400          6,250        7,785
       Net changes in assets and liabilities:
         Accounts receivable                                       (15,594)        (8,108)           896       16,534
         Due from factor                                           (41,957)       (96,366)       (23,223)    (140,222)
         Inventory                                                 (48,822)       (20,982)      (142,978)     (38,701)
         Prepaid expenses and other                                 (2,219)           193          2,219        1,776
         Security deposit                                           (9,385)          (815)          (815)          --
         Accounts payable and accrued expenses                      19,281         64,749         41,252       61,093
         Payroll taxes payable                                       5,979          5,685            731       (7,818)
                                                                 ---------      ---------      ---------    ---------

              Net cash used for operating activities               (94,644)      (187,419)      (208,595)    (137,323)
                                                                 ---------      ---------      ---------    ---------

Cash flows from investing activities:
    Purchase of equipment                                          (35,114)        (7,976)        (3,174)          --
                                                                 ---------      ---------      ---------    ---------

Cash flows from financing activities:
    Proceeds from issuing common stock                              25,000
    Proceeds from additional capital contributions                                125,000        125,000
    Proceeds from stockholder loans                                107,425         85,882         85,882      164,247
                                                                 ---------      ---------      ---------    ---------

              Net cash provided by financing activities            132,425        210,882        210,882      164,247
                                                                 ---------      ---------      ---------    ---------

NET INCREASE (DECREASE) IN CASH                                      2,667         15,487           (887)      26,924

Cash - beginning of period                                                          2,667          2,667       18,154
                                                                 ---------      ---------      ---------    ---------

CASH - END OF PERIOD                                             $   2,667      $  18,154      $   1,780    $  45,078
                                                                 =========      =========      =========    =========

Supplementary disclosures:
    Cash paid during the period for interest                     $   4,219      $  43,114      $  20,761    $  26,760
                                                                 =========      =========      =========    =========

    Noncash transaction - capitalization of shareholder loan                    $  50,000      $  50,000    $ 307,554
                                                                                =========      =========    =========

            The notes to financial statements are made a part hereof.

                                 MR. B III, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

      Organization and Operations

      Mr. B III, Inc. (the "Company") was incorporated in September 1996 and is a manufacturer and distributor of specialty pillows and therapeutic magnetic products. The Company's customers are primarily comprised of department store chains located throughout the United States.

      Basis of Presentation

      The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred losses since commencing operations, continues to incur losses in the subsequent periods and has relied on loans and additional capital contributions from its shareholder. As discussed in Note J, the Company became a wholly-owned subsidiary of LCS Golf, Inc. ("LCS") on November 17, 1998 which, since acquired, has continued to rely on advances from LCS. LCS has limited funding and is planning to raise additional capital. This raises substantial doubt about the Company's ability to continue as a going concern. Management believes that with new products being introduced, its marketing efforts and the continued support from LCS, which is dependent upon the raising of additional capital, that it should be able to continue operating and ultimately achieve profitable operations. However, no assurances can be given to the success of these plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Inventories

      Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

      Fixed Assets

      Fixed assets are recorded at cost. Expenditures for additions and betterments are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Upon retirement or disposal, the asset cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss, if any, is included in the results of operations for the period.

      Concentrations

      Financial instruments, which potentially subject the Company to concentration of credit risk, consist of accounts receivable and cash deposits. Cash balances are held principally at one financial institution and from time-to-time, may exceed Federal Deposit Insurance Company insured amounts.

      For the year ended December 31, 1997, sales to three customers accounted for approximately 41% of total sales, the largest of which represented approximately 16%. For the period from September 3, 1996 to December 31, 1996, one customer accounted for 76% of sales.

(Continued)

                                 MR. B III, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                       -2-

NOTE A - Summary of Significant Accounting Policies (Continued)

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Interim Financial Information

      The information for the periods ended September 30, 1998 and 1997 is unaudited but reflects all adjustments which are necessary, in the opinion of management, for a fair presentation of the results for the interim periods. The operating results for the nine months ended September 30, 1998 and 1997 are not necessarily indicative of the operating results to be expected for a full fiscal year.

NOTE B - Inventory

      Inventory is summarized as follows:

                                                                  1997
                                                                -------

                Raw materials                                   $23,709
                Work-in-process                                   1,923
                Finished goods                                   44,172
                                                                -------

                                                                $69,804
                                                                =======

      The information for 1996 is not currently available. The Company believes that would have a similar breakdown as shown for 1997.

NOTE C - Due from Factor

      The Company's agreement with a factor provides for the sale to the factor of credit approved accounts receivable at the invoice price less a factoring commission of 1.75%. The Company is required to pay the factor at a minimum of $15,000 a year in factoring commissions. At each October 31, the agreement is automatically renewed on an annual basis unless the factor at any time gives the Company 30 days notice of cancellation. The Company is given credit for the sale within two weeks of collection by the factor. If an account receivable is not collected for any reason other than the customer's financial inability to pay, the credit approval is automatically terminated and it becomes a "client risk receivable." A client risk receivable is a purchase by the factor with recourse and can be charged back to the Company at the factor's option. The factor may advance up to 80% of the purchase price of uncollected accounts receivable. These advances bear interest at a rate, the greater of 9% or 2% above the prime rate. The factor is collateralized under this agreement by the accounts receivable, cash in banks and any intangible assets. At December 31, 1996 and 1997, the Company has a receivable due from the factor which bears interest at 2% below the prime rate.

(Continued)

                                 MR. B III, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                       -3-

NOTE D - Fixed Assets

      Fixed assets consist of the following:

                                               December 31,
                                          ----------------------    Estimated
                                            1996          1997     Useful Lives
                                          --------      --------   ------------

Office equipment and computers            $ 12,253      $ 12,253      5 years
Machinery and equipment                     27,436        30,837      7 years
                                          --------      --------

                                            39,689        43,090

Less accumulated depreciation                 (989)       (7,602)
                                          --------      --------

           Net property and equipment     $ 38,700      $ 35,488
                                          ========      ========

NOTE E - Loan Payable - Shareholder

      The loan is payable on demand and is noninterest bearing. Interest has been imputed on this loan at 6% and, accordingly, the Company record interest expense of $8,400 with a corresponding increase in additional paid-in capital for the year ended December 31, 1997. Interest was not material for the prior year.

NOTE F - Shareholder's Equity

      Capital stock consists of 10,000 shares of authorized no par value common stock of which 1,000 shares are issued and outstanding.

      During 1997, the shareholder of the Company made additional capital contributions to the Company of $175,000 which have been included in additional paid-in capital.

NOTE G - Income Taxes

      At December 31, 1997, the Company has net operating loss carryforwards of approximately $189,000 for federal income tax purposes. These carryforwards expire between 2011 and 2012.

(Continued)

                                 MR. B III, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                       -4-

NOTE G - Income Taxes (Continued)

      While generally accepted accounting principles permit the recognition of a deferred tax asset for the benefit of net operating loss carryforwards, they also require the recognition of a valuation allowance against such asset when it is more likely than not that such benefit will not be realized. As a result of the Company's losses since inception and its relatively brief operating history, it has recorded a valuation allowance equal to its $47,000 deferred tax asset account, which arises from its net operating loss carryfowards.

NOTE H - Advertising

      During the period and year ended December 31, 1996 and 1997, the Company had advertising expenses of approximately $1,900 and $3,200, respectively.

NOTE I - Lease

      The Company's office/warehousing premises are leased through September 1999 at an average annual rental of approximately $48,000, plus real estate tax escalation charges.

      The attached financial statements include rent expense of approximately $14,300 and $55,000 for the periods ended December 31, 1996 and 1997, respectively.

      Aggregate minimum rental payments under long-term leases for premises are as follows:

                 Year Ending December 31,
                    1998                                   $48,625
                    1999                                    40,375
                                                           -------

                             Total                         $89,000
                                                           =======

NOTE J - Subsequent Events

      On November 17, 1998, the Company become a wholly-owned subsidiary of LCS Golf, Inc. upon the sale of its outstanding stock to that corporation.

      In March 1999, the president of LCS Golf, Inc. has personally guaranteed amounts due under the factoring agreement.

Pro Forma Financial Information (Unaudited)

The Pro Forma Condensed Consolidated Statement of Operations for the fiscal year ended February 28, 1999 adjusts the historical financial information of the Company to show the effect of the four acquisitions as if they occurred at March 1, 1998 or the date of inception of the acquired company, whichever is later. All of these acquisitions were recorded utilizing the purchase method of accounting. For the Golf Universe ("GU") acquisition on May 1, 1998, the statement includes the operations of GU for the period March 1, 1998 to April 30, 1998. For the Mr. B III ("B III") acquisition on November 17, 1998, the statement includes the operations of B III for the period March 1, 1998 through November 16, 1998. The operations of Play Golf Now for the period November 25, 1998 (inception) through January 25, 1999 have not been included because they were not material. For the Golf Promo ("GP") acquisition on February 15, 1999, the statement includes removing the operations of GP for the period February 15, 1999 through February 28, 1999, included in the historical financial information, and includes the operations of GP for the year ended December 31, 1998. The "Pro Forma Adjustments" column reflects the amortization of intangible assets generated from the above acquisitions for the pro forma period presented and the interest expense on a $100,000 note issued in connection with the GU acquisition. The pro forma loss per share reflects the issuance of common stock for the four acquisitions as if they occurred at the beginning of the year or the date of inception of the acquired company, whichever is later.


The unaudited pro forma condensed consolidated financial statement has been prepared by the Company based upon assumptions deemed proper by it. This unaudited pro forma condensed consolidated financial statement presented herein is shown for illustrative purposes only and is not necessarily indicative of the future results of operations of the Company, or the results of operations of the Company that would have actually occurred had the transactions been in effect for the period presented. The unaudited pro forma condensed consolidated financial statement should be read in conjunction with the historical financial statements and related notes of the Company.

Pro Forma Condensed Consolidated Statement of Operations
Year Ended February 28, 1999 (Unaudited)


                                                                                       Pro
                              Historical        Golf                       Golf        Forma
                             The Company      Universe     Mr. B III       Promo       Adjustments      Pro Forma
                             -----------    -----------   -----------   -----------    -----------     -----------
Revenue                      $   108,000                  $   925,000   $    22,000                    $ 1,055,000
Cost of revenue                  192,000                      810,000                                    1,002,000
                             -----------                  -----------   -----------                    -----------

Gross profit (loss)              (84,000)                     115,000        22,000                         53,000
Selling, general and
   administrative
   expenses                    5,552,000    $     8,000       126,000        33,000    $    76,000(A)    5,795,000
                             -----------    -----------   -----------   -----------    -----------     -----------

Loss from operations          (5,636,000)        (8,000)      (11,000)      (11,000)       (76,000)     (5,742,000)
Other loss, net                   17,000                      (27,000)                      (3,000)(B)     (13,000)
                             -----------    -----------   -----------   -----------    -----------     -----------

Net loss                     $(5,619,000)   $    (8,000)  $   (38,000)  $   (11,000)   $   (79,000)    $(5,755,000)
                             ===========    ===========   ===========   ===========    ===========     ===========

Basic and diluted net
   loss per share            $     (0.63)                                                              $     (0.57)
                             ===========                                                               ===========

Weighted average
   number of shares
   outstanding                 8,961,285                                                                10,132,054(C)
                             ===========                                                               ===========

(A) To reflect the amortization of intangible assets generated from the four acquisitions for the period presented.


(B) To reflect interest expense for two months on the $100,000 note issued in connection with the Golf Universe acquisition.


(C) The pro forma weighted average number of shares that would have been outstanding for the period commencing on March 1, 1998 or the date of inception of the acquired company, whichever is later, up to the issuance date of the common stock.

      The calculation is as follows:

Weighted average number of shares outstanding - historical             8,961,285
Golf Universe                                                            215,385
Mr. B III                                                                240,000
Play Golf Now                                                            380,769
Golf Promo                                                               334,615
                                                                      ----------

   Pro forma weighted average of shares outstanding                   10,132,054
                                                                      ==========

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

------------------------------------------------------------------------------------------------------
Exhibit Number     Description
------------------------------------------------------------------------------------------------------
2.1                Linkun Holding Company (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
2.2                LCS Golf, Inc. Merger (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
2.3                Golf Universe, Inc. (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
2.4                Mr. "B" III, Inc. (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
2.5                GolfPromo, Inc. (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
2.6                Play Golf Now, Inc. (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
3.1                Articles of Incorporation (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
3.2                By-laws (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
4.1                Form of Common Stock Certificate (as filed in the Form 10-SB filing on 12/9/99)
------------------------------------------------------------------------------------------------------
10.1               Namath Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2A              Quintel Loan Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2B              Quintel Convertible Promissory Note (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2C              Quintel Security Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2D              Quintel License Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2E              Quintel Marketing Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2F              Quintel Registration Rights Agreement (as filed in the Form 10SB12G/A on 4/12/2000)
------------------------------------------------------------------------------------------------------
10.2G*             Quintel Forbearance Agreement, dated as of August 8, 2000.
------------------------------------------------------------------------------------------------------
10.2H*             Quintel Amendment #1 to the Security Agreement, dated as of August
                   8, 2000.
------------------------------------------------------------------------------------------------------
10.2I*             Guaranty dated as of August 7, 2000 by Michael Mitchell for the timely repayment of the obligations of LCS Golf under the Promissory
                   Note dated as of February 16, 2000 between Quintel and LCS Golf.
------------------------------------------------------------------------------------------------------
10.3A*             Agreement dated as of August 10, 2000 between American Warrant
                   Partners LLC and LCS Golf.
------------------------------------------------------------------------------------------------------
10.3B*             Registration Rights Agreement between American Warrant Partners LLC and LCS Golf.
------------------------------------------------------------------------------------------------------
10.3C*             American Warrant Partners LLC warrant for up to 600,000 shares of common stock expiring August 8, 2005.
------------------------------------------------------------------------------------------------------
10.3D*             American Warrant Partners LLC 8% Subordinated Convertible Promissory
                   note.
------------------------------------------------------------------------------------------------------
21*                Subsidiaries of the Registrant
------------------------------------------------------------------------------------------------------
27                 Financial Data Schedule
------------------------------------------------------------------------------------------------------

*     Filed herewith

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             /s/ Dr. Michael Mitchell
                                             -----------------------------------
                                             By: Dr. Michael Mitchell, President
                                             Dated: October 26, 2000